Q3

2012 Third Quarter Report

Non-Consolidated Financial and Operating Highlights (1)

	Three months ended		Three months ended		Nine months ended		Nine months ended
	September 30, 2012		September 30, 2011		September 30, 2012		September 30, 2011

Financial ($000, except as otherwise indicated)	$000	per boe	$000	per boe	$000	per boe	$000	per boe
Petroleum and natural gas sales	$29,219	$15.26	$52,090	$25.09	$89,956	$14.93	$193,127	$29.88
Royalties	(1,352)	(0.71)	(5,917)	(2.85)	(6,023)	(1.00)	(25,180)	(3.90)
Realized gain on derivatives	-	-	6,598	3.18	237	0.04	19,654	3.04
Operating expense	(10,375)	(5.42)	(12,239)	(5.89)	(32,812)	(5.44)	(49,282)	(7.62)
Operating	17,492	9.13	40,532	19.53	51,358	8.53	138,319	21.40
General and administrative (2)	(3,899)	(2.04)	(4,164)	(2.00)	(12,853)	(2.13)	(15,097)	(2.34)
Finance expense (3)	(3,260)	(1.70)	(3,926)	(1.89)	(8,902)	(1.48)	(14,060)	(2.17)
Miscellaneous income	10	0.01	411	0.20	553	0.09	546	0.08
Funds from operations	10,343	$5.40	32,853	$15.84	30,156	$5.01	109,708	$16.97
Dividends from Longview	3,173		4,418		11,178		7,363
Total	$13,516		$37,271		$41,334		$117,071
per share (4)	$0.08		$0.23		$0.25		$0.71

Expenditures on property, plant and equipment	$23,537		$40,627		$94,721		$123,645
Working capital deficit (5)	$30,813		$43,166		$30,813		$43,166
Bank indebtedness	$154,033		$67,695		$154,033		$67,695

Convertible debentures (face value)	$86,250		$148,544		$86,250		$148,544
Shares outstanding at end of period (000)	168,383		165,934		168,383		165,934

Basic weighted average shares (000)	168,011		165,647		167,216		165,075

Operating
Daily Production
Natural gas (mcf/d)	117,462		125,250		123,795		121,891
Crude oil and NGLs (bbls/d)	1,235		1,693		1,363		3,363
Total boe/d @ 6:1	20,812		22,568		21,995		23,678
Average prices (including hedging)
Natural gas ($/mcf)	$2.04		$4.17		$1.90		$4.33
Crude oil and NGLs ($/bbl)	$63.34		$68.10		$69.33		$74.70

(1)	Non-consolidated financial and operating highlights for Advantage excluding Longview.
(2)	General and administrative expense excludes non-cash G&A.
(3)	Finance expense excludes non-cash accretion expense.
(4)	Based on basic weighted average shares outstanding.
(5)	Working capital deficit includes trade and other receivables, prepaid expenses and deposits, trade and other accrued liabilities, and the other liability

MESSAGE TO SHAREHOLDERS

The following Message to Shareholders discusses the non-consolidated financial and operating results for Advantage, excluding Longview.

Funds from Operations Increase from Higher Natural Gas Prices

➢	Funds from operations, excluding dividends received from Longview Oil Corp (“Longview”), for the third quarter of 2012 increased 40% to $10.3 million or $0.06 per share as compared to the second quarter of 2012. The tax-free dividend income received from Longview amounted to $3.2 million ($0.02 per share) during the third quarter of 2012 as a result of Advantage’s current 45.2% ownership in the shares of Longview. Funds from operations improved due to a 20% increase in the average AECO Canadian natural gas price to $2.28/mcf for the current quarter. Advantage’s realized natural gas price of $2.04/mcf includes among other factors, deductions for unutilized TransCanada pipeline firm service commitments at Glacier.

➢	Production during Q3 2012 averaged 20,812 boe/d (94% natural gas) compared to 22,068 boe/d during Q2 2012. Wet weather conditions at Glacier extended into Q3 2012 causing lease access restrictions and delaying completions on existing Montney wells that were drilled prior to spring break-up in our Phase IV drilling program. As a result of these completion delays, average daily production at Glacier was approximately 90 mmcf/d during Q3 2012. Advantage production was also impacted during the quarter due to an extended production curtailment at our Lookout Butte property (1,000 boe/d) in southern Alberta. The curtailment began in June 2012 due to maintenance activities at a third party gas plant and was prolonged due to a fire that occurred at the same location. Lookout Butte is now expected to be brought back on production by December 2012.

➢	Operating expense for the current quarter was $5.42/boe as compared to the immediate prior quarter of $5.16/boe. The second quarter of 2012 benefited from the receipt of several equalization payments in respect of prior years which reduced operating expenses.

➢	Advantage’s average royalty rate during the third quarter of 2012 was 4.6% as compared to 7.4% in the prior quarter. Advantage’s royalty rates have decreased due to lower natural gas prices and lower average royalties as production from Glacier becomes a larger proportion of total production.

➢	Capital expenditures for the three months ended September 30, 2012 were $23.5 million, primarily related to completion of 4 Upper Montney wells from our inventory of 14 Phase IV wells that were drilled and not completed prior to spring break-up. Capital during Q3 2012 was also directed to the commencement of additional delineation drilling in the Middle Montney formation.

➢	As of September 30, 2012, bank indebtedness was $154.0 million, leaving an undrawn credit facility of $146.0 million. In addition, Advantage’s 45.2% ownership in the shares of Longview had an asset value of approximately $150 million as at September 30, 2012. Our undrawn credit facility, ownership of Longview shares and cash flow provide financial flexibility to support our Montney drilling and completion plans.

Non-Core Asset Sale and Strategic Review

➢	On August 22, 2012, Advantage announced that it would market for sale all of the Corporation's remaining non-core assets, defined as all corporate assets excluding Advantage's core Glacier Montney natural gas asset and its 21.15 million share ownership position in Longview Oil Corp. The non-core assets produced a total of approximately 6,425 boe/d (79% gas and 21% oil and NGL) during the nine months ended September 30, 2012. A financial advisor was retained and the non-core asset disposition process commenced in September 2012.

➢	The Board of Directors (the “Board”) believes that its core Glacier asset is materially undervalued in the context of the Corporation's current market valuation and that disposing of non-core assets will simplify the Corporation leading to a greater appreciation of its core Glacier asset as well as generate proceeds that may be used for debt repayment, special dividends or otherwise deployed to enhance shareholder value as the Board may determine appropriate. Advantage’s Board believes that undertaking the non-core asset disposition process at this time is in the best interests of the Corporation's shareholders.

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➢	The Corporation further expects to be in a position to engage a financial advisor and initiate a strategic alternatives process by the end of 2012 to consider, among other transactions, the sale of Glacier subject to completion of the ongoing middle Montney delineation program.

➢	It is the Corporation’s current intention not to disclose developments with respect to this process until the Board has approved a specific transaction or otherwise determines that disclosure is necessary or appropriate. The Corporation cautions that there are no assurances or guarantees that this process will result in any transactions or, if any transactions are undertaken, the terms or timing of any such transactions.

Glacier - Middle Montney Delineation Drilling & Well Completion Activities Underway

➢	Capital activities at Glacier resumed in September 2012 after longer than anticipated wet weather delays. We completed 4 Upper Montney wells which will be utilized to offset declines and maintain production. Test rates in the Upper Montney continue to be strong with a recent well demonstrating a test rate of 11 mmcf/d (after 78 hour flow test at 4,600 kpa) and another new well commencing production in October 2012 at 11 mmcf/d at 5,570 kpa.

➢	An additional 10 Montney wells remain in inventory from our Phase IV Program which we anticipate will provide a sufficient inventory to maintain production at Glacier between 90 to 100 mmcf/d to Q4 2013 compared to our earlier estimate of mid-year 2013.

➢	One of our three scheduled liquids rich Middle Montney delineation wells was spud in September and rig released in October 2012. Initial completion results on our Middle Montney wells are anticipated to be available in early 2013.

➢	We continue to be encouraged with production results from two of our Middle Montney wells that were brought on-stream in early Q2 2012. Production from these wells have continued to demonstrate shallow declines with consistent liquids rich gas analysis indicating the potential to prove up a large resource and the opportunity to improve productivity. Our upcoming completions on the new Middle Montney wells are targeted to evaluate modified completion and fracture stimulation techniques.

➢	Two Lower Montney wells are also scheduled to be completed in Q4 2012 with modified completion techniques to evaluate future optimization potential.

➢	Our 100% Working Interest Glacier gas plant currently has spare processing capacity and we have secured a temporary arrangement with a third party producer to process their gas volumes. Additional optimization projects at our gas plant have been identified and will be pursued to drive further operating cost efficiencies.

Looking Forward

➢	Production during the second half of 2012 is expected to be approximately 21,000 boe/d with capital expenditures of approximately $60 million. Further information will be provided after the completion of our non-core disposition process.

➢	Our go forward capital program includes delineation drilling in the Middle Montney and the completion and tie-in of our remaining inventory of 10 wells from our Phase IV Program to maintain production at Glacier between 90 mmcf/d and 100 mmcf/d. We have also determined that obtaining more geological and engineering evaluation data from the Middle Montney formation would be beneficial to further assess this large resource potential. Additional capital expenditures will be directed towards more Middle Montney coring and analysis and modified drilling and completion practices.

Board of Directors Acknowledgement

➢	The Board of Directors, Management and staff expresses their gratitude and appreciation to Carol D. Pennycook and John A. Howard who have stepped down from the Board. We wish to thank them for their dedication and long term service to Advantage. Ms. Pennycook and Mr. Howard’s guidance and input have always been held in high regard and we wish them well in future endeavours.

➢	The Advantage Board of Directors now consists of 5 independent members and 2 members of Management.

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CONSOLIDATED MANAGEMENT’S DISCUSSION & ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”), dated as of November 8, 2012, provides a detailed explanation of the consolidated financial and operating results of Advantage Oil & Gas Ltd. (“Advantage”, the “Corporation”, “us”, “we” or “our”) for the three and nine months ended September 30, 2012 and should be read in conjunction with the unaudited consolidated financial statements for the three and nine months ended September 30, 2012 and the audited consolidated financial statements and MD&A for the year ended December 31, 2011. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), representing generally accepted accounting principles (“GAAP”) for publicly accountable enterprises in Canada, and all references are to Canadian dollars unless otherwise indicated. The term "boe" or barrels of oil equivalent may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. As the value ratio between natural gas and crude oil based on the current prices of natural gas and crude oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Non-GAAP Measures

The Corporation discloses several financial measures in the MD&A that do not have any standardized meaning prescribed under GAAP. These financial measures include funds from operations and cash netbacks. Management believes that these financial measures are useful supplemental information to analyze operating performance and provide an indication of the results generated by the Corporation’s principal business activities. Investors should be cautioned that these measures should not be construed as an alternative to net income, comprehensive income, and cash provided by operating activities or other measures of financial performance as determined in accordance with GAAP. Advantage’s method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to similar measures used by other companies.

Funds from operations, as presented, is based on cash provided by operating activities, before expenditures on decommissioning liability and changes in non-cash working capital, reduced for finance expense excluding accretion. Cash netbacks are dependent on the determination of funds from operations and include the primary cash sales and expenses on a per boe basis that comprise funds from operations. Funds from operations reconciled to cash provided by operating activities is as follows:

	Three months ended			Nine months ended
	September 30			September 30
($000)	2012	2011	% change	2012	2011	% change
Cash provided by operating activities	$31,907	$64,025	(50)%	$63,281	$138,249	(54)%
Expenditures on decommissioning liability	802	1,029	(22)%	2,143	2,574	(17)%
Changes in non-cash working capital	(3,418)	(9,841)	(65)%	22,016	17,791	24%
Finance expense (1)	(4,588)	(5,105)	(10)%	(12,503)	(16,217)	(23)%
Funds from operations	$24,703	$50,108	(51)%	$74,937	$142,397	(47)%

(1) Finance expense excludes non-cash accretion expense.

 Forward-Looking Information

This MD&A contains certain forward-looking statements, which are based on our current internal expectations, estimates, projections, assumptions and beliefs. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar or related expressions. These statements are not guarantees of future performance.

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In particular, forward-looking statements included in this MD&A include, but are not limited to, industry conditions, including effect of weak natural gas prices on the natural gas industry and demand for natural gas; effect of asset dispositions; changes in commodity prices on the Corporation's future performance; plans for drilling and completion of wells; effect of derivative contracts on sales and commodity price fluctuations; expected production from the Glacier area; wells to be completed in the Glacier area; the Corporation's hedging strategy; effect of changes in the $US/$Canadian exchange rate and changes in Canadian crude oil differentials relative to WTI on Advantage’s realized prices; effect of supply management by OPEC (as defined herein) and strong relative demand from developing countries on long-term pricing fundamentals for crude oil; effect of commodity prices on the Corporation's financial results, condition and performance; effect of supply and demand factors on prices; terms of the Corporation's derivative contracts; timing of settlement of derivative contracts in 2012; projected royalty rates; average royalty rates and the impact of well depths, well production rates and commodity prices on average corporate royalty rates; estimated royalty rate for the life of a Glacier Montney horizontal well; effect of GCA and increased production from Glacier on royalty rates; anticipated effect of Longview's current capital expenditure program on operating costs; terms of the Corporation's and Longview's equity compensation plans; expectations of future compensation costs associated with the restricted shares of Longview; intentions to monitor debt levels to ensure an optimal mix of financing and cost of capital to provide return to the Corporation's shareholders; impact of contractual obligations on the Corporation's cash flow; future commitments and contractual obligations; terms of the Corporation's credit facilities, including timing of next review of the credit facilities and the Corporation's expectations regarding extension of the credit facilities at each annual review; effect of revisions or changes in reserves estimates and commodity prices on the borrowing base of the credit facilities; the Corporation's plans for managing its capital structure; effect of the Corporation's financial assessment process on the Corporation's ability to mitigate risks; the Corporation's ability to satisfy all liabilities and commitments and meet future obligations as they become due; outlook for the Corporation from a prolonged weak commodity price environment, including the impact on the Corporation's business and strategy; terms of settlement of the convertible debentures; capital expenditure programs; the focus and anticipated timing of capital expenditures; Advantage's focus on development of the Montney natural gas resource play at Glacier while retaining a significant investment in Longview; the Corporation’s exploration and drilling plans; further optimization potential of the Middle Montney wells; anticipated timing of drilling of three additional Middle Montney horizontal wells; estimated capital program for the twelve months ended June 30, 2013; expectations regarding drilling of additional Middle Montney wells; average production and capital expenditures during the second half of 2012; impact of continued shut-in of the Lookout Butte property on production; the Corporation's plans to engage a financial advisor and initiate a strategic alternatives process by the end of 2012; Longview's evaluation of various strategic arrangements and opportunities; the focus of Longview's 2012 capital program and the anticipated effect on returns, cash flows and financial structure; Longview's plans to high grade its inventory of drilling locations and to invest in opportunities that it believes provides strong economics; and Longview's business strategy. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the resources and reserves described can be profitably produced in the future.

These forward-looking statements involve substantial known and unknown risks and uncertainties, many of which are beyond our control, including, but not limited to, changes in general economic, market and business conditions; stock market volatility; changes to legislation and regulations and how they are interpreted and enforced; changes to investment eligibility or investment criteria; our ability to comply with current and future environmental or other laws; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; the effect of acquisitions; our success at acquisition, exploitation and development of reserves; unexpected drilling results, changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties; hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; delays in anticipated timing of drilling and completion of wells; failure to extend the credit facilities at each annual review; competition from other producers; the lack of availability of qualified personnel or management; individual well productivity; ability to access sufficient capital from internal and external sources; credit risk; risks related to the sale of the Corporation's non-core assets, including failure to realize the anticipated benefits of the sale of such assets; and the risks and uncertainties described in the Corporation’s Annual Information Form which is available at www.sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this MD&A, in addition to other assumptions identified herein, Advantage has made assumptions regarding, but not limited to: conditions in general economic and financial markets; effects of regulation by governmental agencies; current commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs; availability of skilled labour; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation’s conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation’s crude oil and natural gas properties in the manner currently contemplated; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; and the estimates of the Corporation’s production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects.

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Management has included the above summary of assumptions and risks related to forward-looking information provided in this MD&A in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. These forward-looking statements are made as of the date of this MD&A and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

Non-core Asset Sales

On August 22, 2012, the Advantage legal entity announced that it would market for sale all of the Corporation's remaining non-core assets, defined as all corporate assets excluding Advantage's core Glacier Montney natural gas asset and its 21.15 million share ownership position in Longview Oil Corp. The non-core assets produced a total of approximately 6,425 boe/d (79% gas and 21% oil and NGLs) during the nine months ended September 30, 2012. A financial advisor was retained and the non-core asset disposition process commenced in September 2012. In accordance with the requirements of IFRS, Advantage ceased recognizing depreciation on the property, plant and equipment held for sale effective as of the announcement and reflected the property, plant and equipment at the lesser of fair value less costs to sell and carrying amount. No impairment loss was recognized and the carrying amounts of property, plant and equipment and decommissioning liabilities associated with the assets held for sale have been presented separately on the statement of financial position. The Corporation cautions that there are no assurances or guarantees that this process will result in any transactions or, if any transactions are undertaken, the terms, magnitude of net proceeds, or timing of any such transactions.

Consolidation of Longview Oil Corp.

On April 14, 2011, Advantage’s wholly-owned subsidiary, Longview Oil Corp. (“Longview”), completed its initial public offering (the “Offering”) at a price of $10 per common share issuing 17,250,000 common shares and raising gross proceeds of $172.5 million (including full exercise of the over-allotment option on April 28, 2011). Concurrent with the closing of the Offering, Longview purchased certain oil-weighted assets (the “Acquired Assets”) from Advantage for total consideration of $546.9 million, comprised of 29,450,000 common shares of Longview and $252.4 million in cash (the “Acquisition”). The Acquired Assets were purchased with an effective date of January 1, 2011 and a closing date of April 14, 2011. On May 22, 2012, Advantage sold 8,300,000 common shares of Longview to a syndicate of underwriters at a price of $9.00 per common share for gross proceeds of $74.7 million. As a result, Advantage now owns 21,150,010 common shares of Longview, representing an interest of approximately 45.2% in Longview. As Advantage holds the single largest ownership interest of Longview and other ownership interests are comparatively dispersed, Advantage is considered to control Longview. Accordingly, the financial and operating results of Longview are consolidated 100% within Advantage and non-controlling interest has been recognized which represents Longview’s independent shareholders 54.8% ownership interest in the net assets and income of Longview. Refer to the MD&A section “Supplementary Financial and Operating information for Advantage and Longview” which provides detailed financial and operational information with respect to the separate legal entities.

As the Acquisition closed on April 14, 2011, financial and operating results from the Acquired Assets belong to Advantage for the period prior to April 14, 2011 and are solely attributed to Advantage’s shareholders. For the period from April 14, 2011, the financial and operating results from the Acquired Assets belong to Longview and are attributed to Longview’s shareholders based on their ownership interests.

Concurrent with closing of the Acquisition, Advantage entered into a Technical Services Agreement (“TSA”) with Longview. Under the TSA, Advantage provides the necessary personnel and technical services to manage Longview's business and Longview reimburses Advantage on a monthly basis for its share of administrative charges based on respective levels of production. Longview has an independent board of directors with three members. The officers of Longview provide services to Longview under the TSA but remain employees of Advantage.

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Supplementary Financial and Operating Information for Advantage and Longview

The following information has been presented to provide additional information with respect to the legal entity financial and operating information for each of Advantage and Longview.

	Three months ended			Nine months ended
	September 30, 2012			September 30, 2012
	Advantage	Longview	Consolidated	Advantage	Longview	Consolidated
Production
Natural gas (mcf/d)	117,462	9,144	126,606	123,795	9,076	132,871
Crude oil (bbls/d)	593	3,938	4,531	646	4,126	4,772
NGLs (bbls/d)	642	551	1,193	717	572	1,289
Total (boe/d)	20,812	6,013	26,825	21,995	6,211	28,206
Natural gas (%)	94%	26%	79%	94%	25%	78%
Crude oil (%)	3%	65%	17%	3%	66%	17%
NGLs (%)	3%	9%	4%	3%	9%	5%

Natural Gas Prices ($/mcf)
Realized natural gas prices
Excluding hedging	$2.04	$2.52	$2.07	$1.89	$2.28	$1.92
Including hedging	$2.04	$2.52	$2.07	$1.90	$2.28	$1.92

Crude Oil and NGLs Prices ($/bbl)
Realized crude oil prices
Excluding hedging	$78.41	$77.20	$77.36	$81.32	$79.73	$79.95
Including hedging	$78.41	$78.64	$78.61	$81.32	$79.98	$80.16
Realized NGLs prices
Excluding hedging	$49.43	$54.94	$51.97	$58.53	$55.56	$57.21
Realized crude oil and NGLs prices
Excluding hedging	$63.34	$74.47	$72.07	$69.33	$76.79	$75.11
Including hedging	$63.34	$75.73	$73.06	$69.33	$77.01	$75.28

Cash netbacks ($/boe)
Petroleum and natural gas sales	$15.26	$59.43	$25.16	$14.93	$61.42	$25.16
Royalties	(0.71)	(10.70)	(2.95)	(1.00)	(11.86)	(3.39)
Realized gain on derivatives	-	0.94	0.21	0.04	0.17	0.07
Operating expense	(5.42)	(20.44)	(8.78)	(5.44)	(20.11)	(8.67)
Operating income	9.13	29.23	13.64	8.53	29.62	13.17
General and administrative expense (1)	(2.04)	(0.90)	(1.78)	(2.13)	(1.20)	(1.93)
Finance expense (2)	(1.70)	(2.40)	(1.85)	(1.48)	(2.12)	(1.62)
Miscellaneous income	0.01	0.03	0.01	0.09	0.02	0.08
Cash netbacks	$5.40	$25.96	$10.02	$5.01	$26.32	$9.70

(1)	General and administrative expense excludes non-cash G&A.
(2)	Finance expense excludes non-cash accretion expense.

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	Three months ended			Nine months ended
	September 30, 2012			September 30, 2012
($000, except as otherwise indicated)	Advantage	Longview	Consolidated	Advantage	Longview	Consolidated
Sales including realized hedging
Natural gas sales	$22,020	$2,118	$24,138	$64,057	$5,678	$69,735
Realized hedging gains	-	-	-	237	-	237
Natural gas sales including hedging	22,020	2,118	24,138	64,294	5,678	69,972
Crude oil and NGLs sales	7,199	30,756	37,955	25,899	98,839	124,738
Realized hedging gains	-	522	522	-	281	281
Crude oil and NGLs sales including hedging	7,199	31,278	38,477	25,899	99,120	125,019
Total	$29,219	$33,396	$62,615	$90,193	$104,798	$194,991
per boe	$15.26	$60.37	$25.37	$14.97	$61.59	$25.23

Royalties	$1,352	$5,921	$7,273	$6,023	$20,188	$26,211
per boe	$0.71	$10.70	$2.95	$1.00	$11.86	$3.39
As a percentage of petroleum and natural gas sales	4.6%	18.0%	11.7%	6.7%	19.3%	13.5%

Operating expense	$10,375	$11,306	$21,681	$32,812	$34,221	$67,033
per boe	$5.42	$20.44	$8.78	$5.44	$20.11	$8.67

General and administrative expense (1)	$3,899	$498	$4,397	$12,853	$2,040	$14,893
per boe	$2.04	$0.90	$1.78	$2.13	$1.20	$1.93

Interest on bank indebtedness	$2,162	$1,328	$3,490	$5,676	$3,601	$9,277
per boe	$1.13	$2.40	$1.41	$0.94	$2.12	$1.20

Interest on convertible debentures	$1,098	$-	$1,098	$3,226	$-	$3,226
per boe	$0.57	$-	$0.44	$0.54	$-	$0.42

Miscellaneous income	$10	$17	$27	$553	$33	$586
per boe	$0.01	$0.03	$0.01	$0.09	$0.02	$0.08

Funds from operations	$10,343	$14,360	$24,703	$30,156	$44,781	$74,937
per boe	$5.40	$25.96	$10.02	$5.01	$26.32	$9.70
per share (2) (3)	$0.06	$0.31	$0.12	$0.18	$0.96	$0.35

Dividends from Longview (declared by Longview)	$3,173	$(7,026)	$(3,853)	$11,178	$(21,060)	$(9,882)

Expenditures on property, plant and equipment	$23,537	$8,822	$32,359	$94,721	$32,728	$127,449
Expenditures on exploration and evaluation assets	-	-	-	-	-	-
Total capital spending	$23,537	$8,822	$32,359	$94,721	$32,728	$127,449

Debt and working capital
Bank indebtedness				$154,033	$115,299	$269,332
Convertible debentures				$86,250	$-	$86,250
Working capital deficit				$30,813	$5,784	$36,597

(1)	General and administrative expense excludes non-cash G&A.
(2)	Based on basic weighted average shares outstanding applicable to each legal entity.
(3)	Consolidated funds from operations per share excludes funds from operations attributable to the non-controlling interest of Longview.

Advantage Oil & Gas Ltd. - 8

Overview

	Three months ended			Nine months ended
	September 30			September 30
	2012	2011	% change	2012	2011	% change
Cash provided by operating activities ($000)	$31,907	$64,025	(50)%	$63,281	$138,249	(54)%
Funds from operations ($000)	$24,703	$50,108	(51)%	$74,937	$142,397	(47)%
per share (1)	$0.12	$0.26	(54)%	$0.35	$0.79	(56)%
per boe	$10.02	$19.02	(47)%	$9.70	$19.03	(49)%

(1)	Based on basic weighted average shares outstanding and excludes funds from operations attributable to the non-controlling interest of Longview.

For the third quarter of 2012, Advantage realized a 35% increase in funds from operations to $24.7 million and a 33% increase on a per share basis to $0.12 per share as compared to $18.2 million or $0.09 per share for the second quarter of 2012 due to higher commodity prices. However, funds from operations have decreased significantly as compared to 2011 driven primarily by considerably lower realized natural gas prices and a reduction in realized gains on derivative contracts. Our net realized derivative gains have decreased from 2011 due to a reduction in the commodity prices at which we were able to enter continuing derivative contracts, particularly for natural gas. Production for the three months ended September 30, 2012 decreased 4% as compared to the second quarter of 2012, the result of a prolonged spring break-up and other weather related conditions causing lease access restrictions that delayed completion activities at Glacier. Advantage production was also impacted during this quarter as production from our Lookout Butte property (1,000 boe/d) in southern Alberta was curtailed in June 2012 due to maintenance and a fire that occurred at a third party processing facility. Lookout Butte is anticipated to be brought back on production during the fourth quarter of 2012. Funds from operations have continued to benefit from cost reductions but unfortunately natural gas prices remain weak and pose a continuing challenge to the entire natural gas industry. The primary factor that causes significant variability of the Corporation’s cash provided by operating activities, funds from operations, net income and comprehensive income is commodity prices. Refer to the section “Commodity Prices and Marketing” for a more detailed discussion of commodity prices and our price risk management.

As a result of asset dispositions, including the reduction in ownership interest of Longview, and changes in commodity prices, historical financial and operating performance may not be indicative of actual future performance.

Advantage Oil & Gas Ltd. - 9

Petroleum, Natural Gas Sales and Hedging

	Three months ended			Nine months ended
	September 30			September 30
($000)	2012	2011	% change	2012	2011	% change
Natural gas sales	$24,138	$44,763	(46)%	$69,735	$129,025	(46)%
Realized hedging gains	-	6,598	(100)%	237	21,395	(99)%
Natural gas sales including hedging	24,138	51,361	(53)%	69,972	150,420	(53)%
Crude oil and NGLs sales	37,955	43,994	(14)%	124,738	133,963	(7)%
Realized hedging gains (losses)	522	442	18%	281	(2,127)	(113)%
Crude oil and NGLs sales including hedging	38,477	44,436	(13)%	125,019	131,836	(5)%
Total (1)	$62,615	$95,797	(35)%	$194,991	$282,256	(31)%

(1) Total excludes unrealized derivative gains and losses.

Total sales, excluding hedging, decreased 30% for the three months and 26% for the nine months ended September 30, 2012 as compared to 2011. Sales for 2012 have been negatively impacted primarily by the continued decrease in commodity prices, particularly natural gas prices. Total sales were also affected by lower production for the three months ended September 30, 2012 which decreased 4% as compared to the second quarter of 2012. We experienced a prolonged spring break-up and other weather related conditions into the third quarter of 2012 causing lease access restrictions that delayed our current Glacier capital program. Capital activities resumed in September with the completion of one well from the Glacier Phase IV program which is now on production. At September 30, 2012, we had three Phase IV well completions in progress and will continue to complete our remaining inventory of wells to offset declines as required. As a result of these completion delays, average daily production at Glacier was approximately 90 mmcf/d during the third quarter of 2012. Advantage production was also impacted during this quarter as production from our Lookout Butte property (1,000 boe/d) in southern Alberta was curtailed in June 2012 as a result of a fire that occurred at the third party facility while maintenance activities were underway. Lookout Butte is anticipated to be brought back on production during the fourth quarter of 2012.

Our commodity price risk management program in 2011 delivered significant realized natural gas hedging gains, which improved funds from operations. For 2012, we have entered derivative contracts to hedge up to 66.3 mmcf/d of natural gas for the period from May to December at a floor price of AECO $1.85/mcf and an average ceiling price of $2.70/mcf. The Corporation enters derivative contracts whereby realized hedging gains and losses partially offset commodity price fluctuations, which can positively or negatively impact sales.

Production

	Three months ended			Nine months ended
	September 30			September 30
	2012	2011	% change	2012	2011	% change
Natural gas (mcf/d)	126,606	134,353	(6)%	132,871	127,580	4%
Crude oil (bbls/d)	4,531	4,658	(3)%	4,772	4,552	5%
NGLs (bbls/d)	1,193	1,588	(25)%	1,289	1,587	(19)%
Total (boe/d)	26,825	28,638	(6)%	28,206	27,402	3%
Natural gas (%)	79%	78%		78%	78%
Crude oil (%)	17%	16%		17%	17%
NGLs (%)	4%	6%		5%	5%

Average daily production during the third quarter of 2012 decreased 6% from the same period of 2011 and was 4% lower than the 27,949 boe/d reported for the second quarter of 2012.

Advantage Oil & Gas Ltd. - 10

Advantage’s stand-alone production averaged 20,812 boe/d for the third quarter of 2012, as compared to 22,568 boe/d for the third quarter of 2011 and 22,068 boe/d realized during the second quarter of 2012. In March 2011, our Phase III development at Glacier was completed with production capacity of 100 mmcf/d at our 100% working interest gas plant (“Glacier gas plant”), a significant increase from the prior 50 mmcf/d capability. During the third quarter of 2011, we began our Phase IV development at Glacier to increase throughput capacity to 140 mmcf/d and further evaluate the Middle and Lower Montney formations. Modifications at the Glacier gas plant to increase processing capacity to 140 mmcf/d were completed during the second quarter of 2012. However, as a result of the prevailing low natural gas pricing environment, we will maintain production from Glacier at between 90 mmcf/d and 100 mmcf/d through to the end of 2013 utilizing our inventory of drilled wells. Should natural gas prices show a sustained improvement, our Glacier gas plant is well positioned with the capability to handle production capacity to 140 mmcf/d. During the Phase IV program we drilled 28.5 net wells (29 gross) and had 14 wells remaining to complete prior to the 2012 spring break-up. We experienced a prolonged spring break-up and other weather related conditions into the third quarter of 2012 causing lease access restrictions that delayed our current Glacier capital program. Capital activities resumed in September with the completion of one well from the Glacier Phase IV program which is now on production. At September 30, 2012, we had three Phase IV well completions in progress and will continue to complete our remaining inventory of wells to offset declines as required. As a result of these completion delays, average daily production at Glacier was approximately 90 mmcf/d during the third quarter of 2012. Advantage production was also impacted during this quarter as production from our Lookout Butte property (1,000 boe/d) in southern Alberta was curtailed in June 2012 as a result of a fire that occurred at the third party facility while maintenance activities were underway. Lookout Butte is anticipated to be brought back on production during the fourth quarter of 2012.

Longview’s daily production averaged 6,013 boe/d for the third quarter of 2012 with 74% from crude oil and NGLs, a 2% increase from the 5,881 boe/d realized during the immediate prior quarter and comparable to the third quarter of 2011. During the second quarter of 2012 Longview experienced lower production due to regular maintenance at numerous facilities along with prolonged spring break-up conditions causing road bans and lease access restrictions that delayed regular well maintenance, reactivations and capital expenditures. These conditions extended into the third quarter resulting in a delay of Longview’s current capital expenditure program. During the third quarter of 2012 Longview completed and brought on-stream production from 3.0 net oil wells (6 gross) primarily in Saskatchewan that were drilled in prior quarters and will contribute to offset declines. Their current drilling program resumed in September with the drilling of 4 net oil wells (4 gross) in Southeast Saskatchewan and 1 net oil well (1 gross) in Alberta at an 80% success rate. Production additions from Longview’s capital expenditure programs have resulted in daily production that averaged 6,211 boe/d for the nine months ended September 30, 2012, a 4% increase from the same period of the prior year. Production is approximately 6,300 boe/d at present with additional wells awaiting completion.

Commodity Prices and Marketing

Natural Gas

	Three months ended			Nine months ended
	September 30			September 30
($/mcf)	2012	2011	% change	2012	2011	% change
Realized natural gas prices
Excluding hedging	$2.07	$3.62	(43)%	$1.92	$3.69	(48)%
Including hedging	$2.07	$4.16	(50)%	$1.92	$4.33	(56)%
AECO daily index	$2.28	$3.66	(38)%	$2.12	$3.77	(44)%

Realized natural gas prices, excluding hedging, have decreased significantly as compared to 2011. Although the third quarter of 2012 experienced a recovery of 25% from the $1.65/mcf realized during the second quarter of 2012, natural gas prices have still remained at historic lows. Our realized natural gas prices since March 31, 2012 include deductions for unutilized sales gas pipeline fees associated with TransCanada pipeline firm service commitments for 130 mmcf/d at Glacier. We incurred charges of approximately $0.25/mcf on these service commitments. As we are currently maintaining Glacier production at 90 mmcf/d to 100 mmcf/d, these costs reduce natural gas sales resulting in lower realized natural gas prices in comparison to AECO.

Natural gas prices have declined dramatically in 2012 due to decreased demand caused by the mild 2011/2012 winter and increasing U.S. domestic natural gas production, particularly from non-conventional natural gas resource plays. These factors have resulted in historic high inventory levels at the end of last winter which have been drawn down to levels approaching the five-year average due to massive switching by electrical utilities from coal to natural gas during the past summer. These factors have led to a more balanced market and a significant improvement in pricing compared to the second quarter of 2012. We continue to believe in the longer-term price support for natural gas due to the increased usage for power generation, the increased proportion of resource based natural gas supplies that result in higher initial production declines and reduced conventional natural gas drilling, which could eventually lead to a more balanced supply and demand environment. We monitor market developments closely and will be proactive in implementing an appropriate hedging strategy to mitigate the volatility in our cash flow as a result of fluctuations in natural gas prices.

Advantage Oil & Gas Ltd. - 11

Crude Oil and NGLs

	Three months ended			Nine months ended
	September 30			September 30
($/bbl)	2012	2011	% change	2012	2011	% change
Realized crude oil prices
Excluding hedging	$77.36	$82.31	(6)%	$79.95	$86.13	(7)%
Including hedging	$78.61	$83.34	(6)%	$80.16	$84.42	(5)%
Realized NGLs prices
Excluding hedging	$51.97	$59.69	(13)%	$57.21	$62.16	(8)%
Realized crude oil and NGLs prices
Excluding hedging	$72.07	$76.56	(6)%	$75.11	$79.94	(6)%
Including hedging	$73.06	$77.33	(6)%	$75.28	$78.67	(4)%
WTI ($US/bbl)	$92.19	$89.81	3%	$96.20	$95.52	1%
$US/$Canadian exchange rate	$1.01	$1.02	(1)%	$1.00	$1.02	(2)%
Edmonton Light ($/bbl)	$84.91	$92.44	(8)%	$87.46	$94.81	(8)%
WTI/Edmonton Light Differential ($/bbl)	$(6.37)	$4.39	(245)%	$(8.74)	$1.16	(853)%

Realized crude oil and NGLs prices, excluding hedging, decreased 6% for both the three and nine months ended September 30, 2012, as compared to the same periods of 2011. The price of WTI fluctuates based on regional and worldwide supply and demand fundamentals with significant price volatility experienced over the last several years. Advantage’s realized prices may not change to the same extent as WTI due to changes in the $US/$Canadian exchange rate, changes in Canadian crude oil differentials between WTI and Canadian Edmonton light pricing, and quality and transportation adjustments. Our realized prices have been lower during 2012 when compared to the same periods of 2011 due to wider differentials resulting in lower Canadian realized pricing, which has adversely impacted our sales. Additionally, natural gas liquid prices have softened in 2012 as compared to 2011 due to oversupply attributable to successful liquids-rich drilling throughout North America. We believe that the long-term pricing fundamentals for crude oil will remain strong with supply management by the Organization of the Petroleum Exporting Countries (“OPEC”) and strong relative demand from developing countries.

Commodity Price Risk

The Corporation’s financial results and condition will be dependent on the prices received for crude oil and natural gas production. Crude oil and natural gas prices have fluctuated widely and are determined by economic and political factors. Supply and demand factors, including weather and general economic conditions as well as conditions in other crude oil and natural gas regions, impact prices. Any movement in crude oil and natural gas prices will have an effect on the Corporation’s financial condition and performance. Advantage has an established financial hedging strategy and may manage the risk associated with changes in commodity prices by entering into derivative contracts. Although these commodity price risk management activities could expose Advantage to losses or gains, entering derivative contracts helps us to stabilize cash flows and ensures that our capital expenditure program is substantially funded by such cash flows. To the extent that Advantage engages in risk management activities related to commodity prices, it will be subject to credit risk associated with counterparties with which it contracts. Credit risk is mitigated by entering into contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities. In addition, the Corporation only enters into derivative contracts with major banks and international energy firms to further mitigate associated credit risk. Our Credit Facilities also prohibit the Corporation from entering into any derivative contract where the term of such contract exceeds three years. Further, the aggregate of such contracts cannot hedge greater than 60% of total estimated crude oil and natural gas production over two years and 50% over the third year.

Advantage Oil & Gas Ltd. - 12

Currently the Corporation has the following derivatives in place:

Description of Derivative	Term	Volume	Average Price

Natural gas – AECO Collar	May 2012 to December 2012	37,912 mcf/d	Bought put $1.85/mcf Sold call $2.70/mcf
Collar	July 2012 to December 2012	28,434 mcf/d	Bought put $1.85/mcf Sold call $2.71/mcf
Crude oil - WTI
Fixed price (1)	January 2012 to December 2012	1,000 bbls/d	$97.10/bbl
Collar (1)	January 2012 to December 2012	1,000 bbls/d	Bought put $90.00/bbl
Sold call $102.25/bbl

(1) These financial contracts were entered by Longview.

A summary of realized and unrealized hedging gains and losses for the three and nine months ended September 30, 2012 and 2011 are as follows:

	Three months ended			Nine months ended
	September 30			September 30
($000)	2012	2011	% change	2012	2011	% change
Realized gains (losses) on derivatives
Natural gas	$-	$6,598	(100)%	$237	$21,395	(99)%
Crude oil	522	442	18%	281	(2,127)	(113)%
Total realized gains on derivatives	522	7,040	(93)%	518	19,268	(97)%
Unrealized gains (losses) on derivatives
Natural gas	321	(5,595)	(106)%	(1,916)	(18,468)	(90)%
Crude oil	(2,484)	1,707	(246)%	3,463	3,720	(7)%
Total unrealized gains (losses) on derivatives	(2,163)	(3,888)	(44)%	1,547	(14,748)	(110)%
Total gains (losses) on derivatives	$(1,641)	$3,152	(152)%	$2,065	$4,520	(54)%

For 2012 we have realized modest net gains on settled derivative contracts as a result of lower average actual crude oil and natural gas prices during the period as compared to our established average hedge prices. Our net realized derivative gains have decreased considerably from 2011 due to a decrease in the commodity prices at which we were able to enter continuing derivative contracts, particularly for natural gas. As at September 30, 2012, the fair value of the derivative contracts outstanding and to be settled was a net liability of approximately $1.2 million, a change of $1.5 million from the $2.7 million net liability at December 31, 2011. For the nine months ended September 30, 2012, this $1.5 million favorable change in the fair value of the derivative contracts was recognized in income as an unrealized derivative gain (September 30, 2011 – $14.7 million unrealized derivative loss). The valuation of the derivatives is the estimated fair value to settle the contracts as at September 30, 2012 and is based on pricing models, estimates, assumptions and market data available at that time. As such, the recognized amounts are not cash and the actual gains or losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices and foreign exchange rates as compared to the valuation assumptions. The Corporation does not apply hedge accounting and current accounting standards require changes in the fair value to be included in the consolidated statement of comprehensive income as a derivative gain or loss with a corresponding derivative asset and liability recorded on the statement of financial position. These derivative contracts will settle in 2012 corresponding to when the Corporation will recognize sales from production.

Advantage Oil & Gas Ltd. - 13

Royalties

	Three months ended			Nine months ended
	September 30			September 30
	2012	2011	% change	2012	2011	% change
Royalties ($000)	$7,273	$13,515	(46)%	$26,211	$39,632	(34)%
per boe	$2.95	$5.13	(42)%	$3.39	$5.30	(36)%
As a percentage of petroleum and natural gas sales	11.7%	15.2%	(3.5)%	13.5%	15.1%	(1.6)%

Advantage pays royalties to the owners of mineral rights from which we have leases. The Corporation currently has mineral leases with provincial governments, individuals and other companies. Royalties include payments for Saskatchewan Resource Surcharge which is based on the petroleum and natural gas sales earned within the Province of Saskatchewan. Royalties also include the impact of gas cost allowance (“GCA”), which is a reduction of royalties payable to the Alberta Provincial Government to recognize capital and operating expenditures incurred in the gathering and processing of their share of natural gas production and does not generally fluctuate with natural gas prices. Our average corporate royalty rates are impacted by well depths, well production rates, and commodity prices.

Total royalties paid during 2012 has decreased as compared to the prior year due to a significant reduction in sales attributed to the reduced commodity price environment and lower royalty rates. The royalty rate realized by each of Advantage and Longview on a stand-alone basis for the current quarter was 4.6% and 18.0%, respectively. Advantage’s royalty rates, that are predominately based on natural gas production, have decreased due to lower natural gas prices and lower average royalties attributed to production from our significant development at Glacier, Alberta. The estimated royalty rate for the life of a Glacier Montney horizontal well is approximately 5% due to industry provincial incentive programs. As production from Glacier becomes a larger proportion of total Advantage production, we have experienced a continual reduction in our realized royalty rate. Additionally, Advantage further benefits from significant GCA that further lowers the effective royalty rate.

Operating Expense

	Three months ended			Nine months ended
	September 30			September 30
	2012	2011	% change	2012	2011	% change
Operating expense ($000)	$21,681	$22,552	(4)%	$67,033	$67,449	(1)%
per boe	$8.78	$8.56	3%	$8.67	$9.02	(4)%

Total operating expense and operating expense per boe for the 2012 periods has been relatively comparable to the prior year.

Operating expense per boe realized by Advantage on a stand-alone basis for the third quarter of 2012 was $5.42/boe, compared to $5.89/boe for the third quarter of 2011 and $5.16/boe for the second quarter of 2012. The second quarter of 2012 benefited from the receipt of several equalization payments in respect of prior years which favorably reduced operating expense during that quarter. Year-to-date operating expenses at Glacier was approximately $0.36/mcf ($2.16/boe) due to the continued efficiencies created by processing our natural gas through our 100% owned Glacier gas plant.

Total operating expense and operating expense per boe realized by Longview increased during the three and nine months ended September 30, 2012 as compared to similar periods in 2011. Longview incurred costs associated with the clean-up of salt water spills resulting from injection pipeline failures at Sunset during the second quarter and additional costs for maintenance associated with specific facilities and pipelines. On a per boe basis, operating costs have been impacted by lower daily production levels caused by regular maintenance at numerous facilities along with prolonged spring break-up conditions causing road bans and lease access restrictions that delayed regular well maintenance, reactivations and capital expenditures. These conditions extended into the third quarter resulting in a delay of Longview’s current capital expenditure program that resumed in September and will contribute to offset declines and reduce operating costs per boe.

Advantage Oil & Gas Ltd. - 14

General and Administrative Expense

	Three months ended			Nine months ended
	September 30			September 30
	2012	2011	% change	2012	2011	% change
General and administrative expense
Cash expense ($000)	$4,397	$4,941	(11)%	$14,893	$17,120	(13)%
per boe	$1.78	$1.87	(5)%	$1.93	$2.29	(16)%
Non-cash expense ($000)	$1,490	$3,997	(63)%	$4,797	$10,241	(53)%
per boe	$0.60	$1.52	(61)%	$0.62	$1.37	(55)%
Total general and administrative expense ($000)	$5,887	$8,938	(34)%	$19,690	$27,361	(28)%
per boe	$2.38	$3.39	(30)%	$2.55	$3.66	(30)%
Employees at September 30				122	125	(2)%

Cash general and administrative (“G&A”) expense for both the three and nine months ended September 30, 2012 has decreased as compared to 2011 due to ongoing cost reduction efforts.

Non-cash G&A expense is comprised of restricted shares granted from Advantage and Longview to service providers with the purpose to retain and attract employees, to reward and encourage performance, and to focus employees on operating and financial performance that results in lasting shareholder return. Restricted shares are generally granted when the Corporation demonstrates a positive total return, subject to Board of Directors approval. Restricted shares generally vest one-third immediately on grant date with the remaining two-thirds vesting on each of the subsequent two anniversary dates. On vesting, common shares are issued to the service providers in exchange for their restricted shares outstanding. Compensation cost related to the restricted shares is recognized as share-based compensation expense within G&A expense over the service period of the service providers and incorporates the fair value at grant date, the estimated number of restricted shares to vest, and certain management estimates.

During the third quarter of 2012, Advantage’s restricted share performance incentive plan expired and no new Advantage restricted shares were granted during 2012. For the nine months ended September 30, 2012, Advantage recognized $3.9 million of compensation cost as non-cash G&A expense and issued 2,078,798 common shares to service providers in exchange for vested restricted shares. On September 13, 2012, shareholders of Advantage approved a new stock option plan, to provide for long term equity based compensation for service providers. On October 1, 2012, the Board of Directors (the “Board”) approved a grant of 15,996,366 stock options to service providers under the stock option plan.

For the nine months ended September 30, 2012, Longview granted 114,163 restricted shares and recognized $0.9 million of compensation cost as non-cash G&A expense. During the nine months ended September 30, 2012, Longview issued 86,558 common shares to service providers in exchange for vested restricted shares. As at September 30, 2012, 114,231 restricted shares of Longview remain unvested and will vest to service providers over the next two years with a total of $0.6 million in compensation cost to be recognized over the future service periods.

Advantage Oil & Gas Ltd. - 15

Depreciation Expense

	Three months ended			Nine months ended
	September 30			September 30
	2012	2011	% change	2012	2011	% change
Depreciation expense ($000)	$32,866	$40,151	(18)%	$105,722	$111,258	(5)%
per boe	$13.32	$15.24	(13)%	$13.68	$14.87	(8)%

Depreciation of oil and gas properties is provided on the unit-of–production method based on total proved and probable reserves, including future development costs, on a component basis. For 2012 depreciation expense has decreased due to the reduced rate of depreciation per boe and assets held for sale. The rate of depreciation per boe has reduced due to a decrease in net property, plant and equipment attributable to the recognition of an impairment of oil and gas properties during the fourth quarter of 2011. Additionally, in accordance with the requirements of IFRS, Advantage ceased depreciation of assets held for sale effective as of the announcement and tested the assets held for sale for impairment. The assets held for sale were found not to be impaired (see section “Non-core Asset Sales”).

Exploration and Evaluation Expense

	Three months ended			Nine months ended
	September 30			September 30
($000)	2012	2011	% change	2012	2011	% change
Exploration and evaluation expense	$65	$129	(50)%	$140	$1,347	(90)%

All exploratory costs incurred subsequent to acquiring the right to explore for oil and natural gas are capitalized as exploration and evaluation assets pending determination of technical feasibility and commercial viability. Such costs can typically include costs to acquire land rights in areas with no proved or probable reserves assigned, geological and geophysical costs, and exploration wells. If the assets are subsequently determined to be technically feasible and commercially viable, the exploratory costs are tested for impairment and then reclassified from exploration and evaluation assets to development and production assets. If exploratory costs are determined not to be technically feasible and commercially viable, the costs are expensed as exploration and evaluation expense. For the three and nine months ended September 30, 2012, we have expensed minimal exploration and evaluation costs.

Interest on Bank Indebtedness

	Three months ended			Nine months ended
	September 30			September 30
	2012	2011	% change	2012	2011	% change
Interest on bank indebtedness ($000)	$3,490	$2,791	25%	$9,277	$9,341	(1)%
per boe	$1.41	$1.06	33%	$1.20	$1.25	(4)%
Average effective interest rate	4.4%	5.8%	(1.4)%	4.9%	5.5%	(0.6)%

Bank indebtedness at September 30 ($000)				$269,332	$152,387	77%

Total interest on bank indebtedness has increased for the three months ended September 30, 2012 as compared to the same period of 2011 primarily due to the increase in the average debt balance attributable to expenditures on property, plant and equipment and settlement of the 7.75% and 8.00% convertible debentures totaling $62.3 million in December 2011. Total interest expense on bank indebtedness for the nine months ended September 30, 2012 was comparable to the same period of 2011 as the average debt level during the nine months ended September 30, 2011 was significantly higher prior to the selling of a 37% non-controlling interest in Longview on April 14, 2011. Consolidated bank indebtedness outstanding at the end of September 30, 2012 was $269.3 million consisting of $154.0 million and $115.3 million for each of the legal entities Advantage and Longview, respectively. The Corporation’s interest rates have decreased during 2012 and are primarily based on short term bankers’ acceptance rates plus a stamping fee. We monitor the debt level to ensure an optimal mix of financing and cost of capital that will provide a maximum return to our shareholders.

Advantage Oil & Gas Ltd. - 16

Interest and Accretion on Convertible Debentures

	Three months ended			Nine months ended
	September 30			September 30
	2012	2011	% change	2012	2011	% change
Interest on convertible
debentures ($000)	$1,098	$2,314	(53)%	$3,226	$6,876	(53)%
per boe	$0.44	$0.88	(50)%	$0.42	$0.92	(54)%
Accretion on convertible
debentures ($000)	$809	$854	(5)%	$2,410	$2,536	(5)%
per boe	$0.33	$0.32	3%	$0.31	$0.34	(9)%
Convertible debentures maturity value at September 30 ($000)				$86,250	$148,544	(42)%

Interest and accretion on convertible debentures has decreased for 2012 as compared to 2011 due to the maturity and settlement of the 7.75% and 8.00% convertible debentures in December 2011.

Accretion on Decommissioning Liability

	Three months ended			Nine months ended
	September 30			September 30
	2012	2011	% change	2012	2011	% change
Accretion on decommissioning
liability ($000)	$1,603	$1,257	28%	$4,687	$4,289	9%
per boe	$0.65	$0.48	35%	$0.61	$0.57	7%

Decommissioning liability at September 30 ($000) (1)				$271,793	$233,185	17%

(1) Includes decommissioning liability associated with assets held for sale.

Decommissioning liabilities are determined by discounting at a risk-free rate the expected future cash flows required to decommission all petroleum and natural gas assets. The net present value of the decommissioning liability has increased due to a decrease in the risk-free rate. Accretion on decommissioning liability represents the increase in the decommissioning liability each reporting period due to the passage of time and is currently calculated at an annualized rate of 2.33% of the liability.

Other Income

	Three months ended			Nine months ended
	September 30			September 30
($000)	2012	2011	% change	2012	2011	% change
Gain on sale of property, plant and equipment	$11,647	$1,076	982%	$11,488	$1,172	880%
Miscellaneous income	27	424	(94)%	586	559	5%
	$11,674	$1,500	678%	$12,074	$1,731	598%

Other income primarily consists of gains related to the disposition of property, plant and equipment. In the third quarter of 2012, Advantage sold two minor non-core assets resulting in a gain of approximately $11.6 million.

Taxes

Deferred income taxes arise from differences between the accounting and tax bases of our assets and liabilities. For the nine months ended September 30, 2012, the Corporation recognized a deferred income tax recovery of $5.1 million as a result of the $29.8 million loss before taxes and non-controlling interest. As at September 30, 2012, the Corporation had a deferred income tax asset balance of $35.3 million and a deferred income tax liability balance of $20.6 million.

Advantage Oil & Gas Ltd. - 17

Net Income Attributable to Non-Controlling Interest

From April 14, 2011 to May 21, 2012, Advantage had a 63% ownership interest in Longview with the remaining 37% held by outside interests or non-controlling interests. On May 22, 2012, Advantage sold 8,300,000 common shares of Longview which decreased Advantage’s ownership interest to 45.2% and increased the non-controlling interests to 54.8%. As Advantage holds the single largest ownership interest of Longview and other ownership interests are comparatively dispersed, Advantage is considered to control Longview. Accordingly, Advantage’s consolidated financial statements include 100% of Longview’s accounts. To determine the net income attributable to the Advantage shareholders, it is necessary to deduct that portion of the net income related to Longview that is consolidated within Advantage’s financial results but are attributable to the non-controlling interests. Therefore, for the nine months ended September 30, 2012, Advantage recognized a $4.2 million reduction to net income related to Longview’s net income attributable to the non-controlling interests.

Net Loss and Comprehensive Loss

	Three months ended			Nine months ended
	September 30			September 30
	2012	2011	% change	2012	2011	% change

Net loss and comprehensive loss ($000)	$(2,769)	$(2,997)	(8)%	$(28,907)	$(7,709)	275%
per share - basic	$(0.02)	$(0.02)	-%	$(0.17)	$(0.05)	240%
- diluted	$(0.02)	$(0.02)	-%	$(0.17)	$(0.05)	240%

The net loss and net loss per common share for the nine months ended September 30, 2012 has increased as compared to 2011. Although Advantage has achieved production increases, cost reductions and lower expenses in recent periods, commodity prices have declined significantly in comparison to 2011, particularly natural gas prices, resulting in lower sales and the increased net loss.

Cash Netbacks

	Three months ended				Nine months ended
	September 30				September 30
	2012		2011		2012		2011
	$000	per boe	$000	per boe	$000	per boe	$000	per boe
Petroleum and natural gas sales	$62,093	$25.16	$88,757	$33.69	$194,473	$25.16	$262,988	$35.16
Royalties	(7,273)	(2.95)	(13,515)	(5.13)	(26,211)	(3.39)	(39,632)	(5.30)
Realized gain on derivatives	522	0.21	7,040	2.67	518	0.07	19,268	2.58
Operating expense	(21,681)	(8.78)	(22,552)	(8.56)	(67,033)	(8.67)	(67,449)	(9.02)
Operating income	33,661	13.64	59,730	22.67	101,747	13.17	175,175	23.42
General and administrative (1)	(4,397)	(1.78)	(4,941)	(1.87)	(14,893)	(1.93)	(17,120)	(2.29)
Finance expense (2)	(4,588)	(1.85)	(5,105)	(1.94)	(12,503)	(1.62)	(16,217)	(2.17)
Miscellaneous income	27	0.01	424	0.16	586	0.08	559	0.07
Funds from operations and cash netbacks	$24,703	$10.02	$50,108	$19.02	$74,937	$9.70	$142,397	$19.03

(1) General and administrative expense excludes non-cash G&A.

(2) Finance expense excludes non-cash accretion expense.

For the third quarter of 2012, Advantage realized a 35% increase in funds from operations to $24.7 million and a 40% increase on a per boe basis to $10.02 per boe as compared to $18.2 million or $7.16 per boe for the second quarter of 2012 due to higher commodity prices. However, funds from operations have decreased significantly as compared to 2011 driven primarily by considerably lower realized natural gas prices and a reduction in realized gains on derivative contracts. Our net realized derivative gains have decreased from 2011 due to a reduction in the commodity prices at which we were able to enter continuing derivative contracts, particularly for natural gas. Production for the three months ended September 30, 2012 decreased 4% as compared to the second quarter of 2012, the result of a prolonged spring break-up and other weather related conditions causing lease access restrictions that delayed completion activities at Glacier. Advantage production was also impacted during this quarter as production from our Lookout Butte property (1,000 boe/d) in southern Alberta was curtailed in June 2012 due to maintenance and a fire that occurred at a third party processing facility. Lookout Butte is anticipated to be brought back on production during the fourth quarter of 2012. Funds from operations have continued to benefit from cost reductions but unfortunately natural gas prices remain weak and pose a continuing challenge to the entire natural gas industry.

Advantage Oil & Gas Ltd. - 18

Contractual Obligations and Commitments

The Corporation has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments, sales contracts, bank indebtedness and convertible debentures. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following table is a summary of the Corporation’s remaining contractual obligations and commitments. Advantage has no guarantees or off-balance sheet arrangements other than as disclosed.

	Payments due by period
($ millions)	Total	2012	2013	2014	2015
Building leases	$4.7	$0.8	$2.5	$1.4	$-
Pipeline/transportation	27.8	3.1	12.0	10.4	2.3
Bank indebtedness (1) - principal	269.3	-	-	269.3	-
- interest	22.8	3.3	13.2	6.3	-
Convertible debentures (2) - principal	86.2	-	-	-	86.2
- interest	10.8	-	4.3	4.3	2.2
Total contractual obligations	$421.6	$7.2	$32.0	$291.7	$90.7

(1)	The Corporation’s bank indebtedness does not have specific maturity dates. It is governed by credit facility agreements with a syndicate of financial institutions. Under the terms of the agreements, the facilities are reviewed annually, with the next reviews scheduled in June 2013. The facilities are revolving, and extendible at each annual review for a further 364 day period at the option of the syndicate. If not extended, the credit facilities are converted at that time into one-year term facilities, with the principal payable at the end of such one-year terms. Management fully expects that the facilities will be extended at each annual review.

(2)	As at September 30, 2012, Advantage had $86.2 million convertible debentures outstanding. The convertible debentures are convertible to common shares based on an established conversion price. All remaining obligations related to convertible debentures can be settled through the payment of cash or issuance of common shares at Advantage’s option.

Liquidity and Capital Resources

The following table is a summary of the Corporation’s capitalization structure:

	September 30, 2012
($000, except as otherwise indicated)	Advantage	Longview	Consolidated
Bank indebtedness (non-current)	$154,033	$115,299	$269,332
Working capital deficit (1)	30,813	5,784	36,597
Net debt	184,846	121,083	305,929
Convertible debentures maturity value (non-current)	86,250	-	86,250
Total debt	$271,096	$121,083	$392,179
Shares outstanding	168,382,838	46,836,990
Shares closing market price ($/share)	$3.68	$7.09
Market capitalization (2)	$619,649	$332,074

(1)	Working capital deficit is a non-GAAP measure that includes trade and other receivables, prepaid expenses and deposits, trade and other accrued liabilities, and the other liability.
(2)	Market capitalization is a non-GAAP measure calculated by multiplying shares outstanding by the closing market share price on the applicable date for each legal entity.

Advantage monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The capital structure of the Corporation is composed of working capital (excluding derivative assets and liabilities), bank indebtedness, convertible debentures and share capital. Advantage may manage its capital structure by issuing new common shares, repurchasing outstanding common shares, obtaining additional financing either through bank indebtedness or convertible debenture issuances, refinancing current debt, issuing other financial or equity-based instruments, declaring a dividend, implementing a dividend reinvestment plan, adjusting capital spending, or disposing of assets or its ownership interest in Longview. The capital structure is reviewed by Management and the Board on an ongoing basis.

Advantage Oil & Gas Ltd. - 19

Management of the Corporation’s capital structure is facilitated through its financial and operational forecasting processes. The forecast of the Corporation’s future cash flows is based on estimates of production, commodity prices, forecast capital and operating expenditures, and other investing and financing activities. The forecast is regularly updated based on new commodity prices and other changes, which the Corporation views as critical in the current environment. Selected forecast information is frequently provided to the Board. This continual financial assessment process further enables the Corporation to mitigate risks. The Corporation continues to satisfy all liabilities and commitments as they come due.

The economic situation during the last several years has created significant commodity price volatility. Crude oil prices have generally remained strong, influenced by middle-east tensions and associated supply concerns. Natural gas prices have remained low for several years due to decreased demand and increasing US domestic natural gas production, particularly from non-conventional natural gas resource plays. These factors have resulted in historic high inventory levels that are currently above the five-year average placing significant downward pressure on natural gas prices. The outlook for the Corporation from a prolonged weak commodity price environment, particularly natural gas, would be reductions in operating netbacks, funds from operations and capital expenditures. In order to strengthen our financial position and balance our cash flows, on April 14, 2011 we closed the sale of 17,250,000 Longview common shares with the net proceeds utilized to repay bank indebtedness and maturing convertible debentures. On May 22, 2012, Advantage sold another 8,300,000 Longview common shares with net proceeds utilized to repay bank indebtedness. Additionally, on August 22, 2012, the Advantage legal entity announced that it would market for sale all of the Corporation's non-core assets, defined as all corporate assets excluding Advantage's core Glacier Montney natural gas asset and its 21.15 million share ownership position in Longview Oil Corp. The Corporation cautions that there are no assurances or guarantees that this process will result in any transactions or, if any transactions are undertaken,  the terms, magnitude of net proceeds, or timing of any such transactions. Management has partially mitigated commodity price risk whereby we have entered natural gas hedges of 37.9 mmcf/d for May to December 2012 at a floor price of $1.85/mcf and 28.4 mmcf/d for July to December 2012 at a floor price of $1.85/mcf. Additionally, Longview entered crude oil hedges of 1,000 bbls/d at $97.10/bbl and 1,000 bbls/d at a floor price of $90.00/bbl for January to December 2012. However, we continue to be very cognizant of improving our financial flexibility in the current environment.

We believe that Advantage has implemented strategies to protect our business as much as possible in the current industry and economic environment. We have implemented a strategy to substantially balance funds from operations and our capital program expenditure requirements. A hedging program was also executed to help reduce the volatility of funds from operations. However, we are still exposed to risks as a result of the current economic situation. We continue to closely monitor the possible impact on our business and strategy, and will make adjustments as necessary with prudent management.

Advantage Oil & Gas Ltd. - 20

Shareholders’ Equity and Convertible Debentures

Advantage has utilized a combination of equity, convertible debentures and bank debt to finance acquisitions and development activities.

As at September 30, 2012, Advantage had 168.4 million common shares outstanding. During the nine months ended September 30, 2012 Advantage issued 2,078,798 common shares to service providers in exchange for vested restricted shares. As at November 8, 2012, common shares outstanding have not changed since September 30, 2012.

The Corporation had $86.2 million of 5.00% convertible debentures outstanding at September 30, 2012 that were convertible to 10.0 million common shares based on the applicable conversion price and will mature in January 2015 (December 31, 2011 - $86.2 million outstanding and convertible to 10.0 million common shares). During the nine months ended September 30, 2012, there were no conversions of debentures. The principal amounts of the 7.75% and 8.00% convertible debentures matured in December 2011 and were settled with $62.3 million in cash. Our convertible debenture obligation can be settled through the payment of cash or issuance of common shares at Advantage’s option.

Bank Indebtedness, Credit Facilities and Other Obligations

At September 30, 2012, Advantage had consolidated bank indebtedness outstanding of $269.3 million consisting of $154.0 million and $115.3 million for each of the legal entities Advantage and Longview, respectively. Bank indebtedness has increased $35.4 million since December 31, 2011, primarily due to capital expenditures that have generally exceeded our reduced funds from operations from the lower commodity price environment. Advantage’s consolidated credit facilities of $500 million at September 30, 2012 include $300 million with Advantage and $200 million with Longview (the “Credit Facilities”). The credit facilities are each collateralized by a $1 billion floating charge demand debenture covering all assets of the legal entities. As well, the borrowing bases for the credit facilities are determined through utilizing the legal entities regular reserve estimates. The banking syndicate thoroughly evaluates the reserve estimates based upon their own commodity price expectations to determine the amount of the borrowing bases. Revisions or changes in the reserve estimates and commodity prices can have either a positive or a negative impact on the borrowing bases. The next annual reviews are scheduled to occur in June 2013. There can be no assurance that the credit facilities will be renewed at the current borrowing base levels at that time.

Advantage had a consolidated working capital deficiency of $36.6 million as at September 30, 2012. Our working capital includes items expected for normal operations such as trade receivables, prepaids, deposits, trade payables and accruals, and the other liability. Working capital varies primarily due to the timing of such items, the current level of business activity including our capital expenditure program, commodity price volatility, and seasonal fluctuations. Working capital deficiency increased during the third quarter of 2012 as we resumed our capital expenditure programs subsequent to spring break-up. We do not anticipate any problems in meeting future obligations as they become due given the level of our funds from operations and undrawn Credit Facilities. It is also important to note that working capital is effectively integrated with Advantage’s revolving operating loan facility, which assists with the timing of cash flows as required.

Non-Controlling Interest

On April 14, 2011, Longview completed its initial public offering at a price of $10 per common share issuing 17,250,000 common shares and raising gross proceeds of $172.5 million (including full exercise of the over-allotment option on April 28, 2011). Concurrent with the closing of the Offering, Longview purchased the Acquired Assets from Advantage for total consideration of $546.9 million, comprised of 29,450,000 common shares of Longview representing a 63% equity ownership and $252.4 million in cash. The remaining 37% equity ownership of Longview was held by outside interests or non-controlling interests. Additionally, on May 22, 2012, Advantage sold another 8,300,000 Longview common shares owned by Advantage to a syndicate of underwriters at a price of $9.00 per common share for gross proceeds of $74.7 million. Advantage now owns 21,150,010 common shares of Longview, representing an interest of approximately 45.2% in Longview. As Advantage holds the single largest ownership interest of Longview and other ownership interests are comparatively dispersed, Advantage is considered to control Longview. As such, Advantage’s consolidated financial statements include 100% of Longview’s accounts and non-controlling interest was recognized which represented Longview’s independent shareholders ownership interest in the net assets of Longview. Non-controlling interest on the statement of financial position is continually adjusted for the independent shareholders’ share of Longview’s net income that is consolidated within Advantage’s financial results and reduced for any dividends paid by Longview to the independent shareholders. Therefore, for the nine months ended September 30, 2012, Advantage recognized a $4.2 million reduction to net income related to Longview’s net income attributable to the non-controlling interests. This $4.2 million increased non-controlling interest on the statement of financial position with a decrease of $9.9 million related to dividends declared by Longview to the non-controlling interest ownership.

Advantage Oil & Gas Ltd. - 21

Capital Expenditures

	Three months ended		Nine months ended
	September 30		September 30
($000)	2012	2011	2012	2011
Drilling, completions and workovers	$14,838	$45,142	$93,838	$114,109
Well equipping and facilities	17,408	16,336	32,773	36,873
Land and seismic	21	646	65	1,566
Other	92	92	773	429
Expenditures on property, plant and equipment	32,359	62,216	127,449	152,977
Expenditures on exploration and evaluation assets	-	157	-	1,382
Proceeds from property disposition	(10,954)	(985)	(10,971)	(985)
Net capital expenditures (1)	$21,405	$61,388	$116,478	$153,374

(1) Net capital expenditures excludes changes in non-cash working capital and change in decommissioning liability.

Advantage’s preference is to operate a high percentage of properties such that we can maintain control of capital expenditures, operations and cash flows. Advantage’s business structure has been established in order to fully capitalize on both natural gas and crude oil exploration and development opportunities. Advantage is focused primarily on developing the significant natural gas resource play at Glacier, Alberta while retaining a significant investment in Longview that is focused on oil and natural gas liquids production and development.

Advantage on a legal entity basis spent on property, plant and equipment for the three months ended September 30, 2012, $23.5 million, including $21.7 million at Glacier, and for the nine months ended September 30, 2012, $94.7 million, including $82.8 million at Glacier. We experienced a prolonged spring break-up and other weather related conditions into the third quarter of 2012 causing lease access restrictions that delayed our current Glacier capital program. Capital activities resumed in September with the completion of one well from the Glacier Phase IV program which is now on production. At September 30, 2012, we had three Phase IV well completions in progress and were drilling a new Middle Montney well that is currently being completed. Advantage continues to focus on development of our Montney natural gas resource play at Glacier where we will continue to employ a phased development approach. In March 2011, our Phase III development at Glacier was completed with production capacity of 100 mmcf/d at our Glacier gas plant, a significant increase from the prior 50 mmcf/d capability. During the third quarter of 2011, we began our Phase IV development at Glacier to increase throughput capacity to 140 mmcf/d and further evaluate the Middle and Lower Montney formations. Modifications at the Glacier gas plant to increase processing capacity to 140 mmcf/d were completed during the second quarter of 2012. However, as a result of the prevailing low natural gas pricing environment, we will maintain production from Glacier at between 90 mmcf/d and 100 mmcf/d through to the end of 2013 utilizing our inventory of drilled wells. Should natural gas prices show a sustained improvement, our Glacier gas plant is well positioned with the capability to handle production capacity to 140 mmcf/d. During the Phase IV program we drilled 28.5 net wells (29 gross) and had 14 wells remaining to complete prior to the 2012 spring break-up. Our capital program for the 12 months ending June 30, 2013, is estimated to be approximately $70 to $80 million which will include delineation drilling in the Middle Montney where Phase IV drilling resulted in the discovery of several liquids rich natural gas horizons and the completion of existing wells drilled during our Phase IV program. A total of 3 Middle Montney horizontal wells will be drilled during H2 2012 with the potential for more wells to be included in H1 2013.

For the nine months ended September 30, 2012, Longview spent a net $32.7 million on property, plant and equipment which included $15.7 million in Saskatchewan, $7.8 million at Nevis, $2.8 million at Brazeau, and $1.9 million at Sunset, with the remaining spending for miscellaneous projects. Capital expenditures were delayed during the second and third quarters of 2012 from prolonged spring break-up conditions causing road bans and lease access restrictions that resulted in spending of $8.8 million in the current quarter. During the third quarter of 2012 Longview completed and brought on-stream production from 3.0 net oil wells (6 gross) primarily in Saskatchewan that were drilled in prior quarters and will contribute to offset declines. Longview’s current drilling program resumed in September with the drilling of 4 net oil wells (4 gross) in Southeast Saskatchewan and 1 net oil well (1 gross) in Alberta at an 80% success rate.

Advantage Oil & Gas Ltd. - 22

Sources and Uses of Funds

The following table summarizes the various funding requirements during the nine months ended September 30, 2012 and 2011 and the sources of funding to meet those requirements:

	Nine months ended
	September 30
($000)	2012	2011
Sources of funds
Funds from operations	$74,937	$142,397
Change in ownership interest of Longview	71,563	160,757
Increase in bank indebtedness	35,429	-
Property dispositions	10,971	985
Change in non-cash working capital and other	-	-
	$192,900	$304,139
Uses of funds
Expenditures on property, plant and equipment	$127,449	$152,977
Change in non-cash working capital and other	53,426	4,616
Dividends declared by Longview to non-controlling interest	9,882	4,320
Expenditures on decommissioning liability	2,143	2,574
Decrease in bank indebtedness	-	138,270
Expenditures on exploration and evaluation assets	-	1,382
	$192,900	$304,139

Funds from operations for 2012 have decreased significantly as compared to 2011. Although Advantage has generally achieved production increases and cost reductions in recent periods, commodity prices have declined significantly, particularly natural gas prices, resulting in lower sales and funds from operations. Over the last several years we have made significant strides in reducing our bank indebtedness from completing various financings, divesting of non-core assets, and progressively disposing of our ownership interest in Longview. To assist with funding capital expenditures, Advantage has typically utilized bank indebtedness from its Credit Facilities. We monitor the debt level to ensure an optimal mix of financing and cost of capital that will provide a maximum return to our shareholders.

Advantage Oil & Gas Ltd. - 23

Quarterly Performance

($000, except as otherwise	2012			2011				2010
indicated)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Daily production
Natural gas (mcf/d)	126,606	132,411	139,664	137,480	134,353	136,986	111,145	106,125
Crude oil and NGLs (bbls/d)	5,724	5,880	6,582	6,498	6,246	5,919	6,251	6,620
Total (boe/d)	26,825	27,949	29,859	29,411	28,638	28,750	24,775	24,308
Average prices
Natural gas ($/mcf)
Excluding hedging	$2.07	$1.65	$2.02	$3.18	$3.62	$3.77	$3.72	$3.49
Including hedging	$2.07	$1.67	$2.02	$3.76	$4.16	$4.29	$4.55	$4.81
AECO daily index	$2.28	$1.90	$2.17	$3.20	$3.66	$3.88	$3.78	$3.63
Crude oil and NGLs ($/bbl)
Excluding hedging	$72.07	$70.97	$81.48	$87.06	$76.56	$88.27	$75.41	$69.19
Including hedging	$73.06	$71.73	$80.41	$85.88	$77.33	$86.21	$72.82	$64.14
WTI ($US/bbl)	$92.19	$93.51	$102.94	$94.02	$89.81	$102.55	$94.25	$85.18
Total sales including realized hedging	$62,615	$58,526	$73,850	$98,858	$95,797	$99,971	$86,488	$86,012
Net income (loss)	$(2,769)	$(15,579)	$(10,559)	$(145,063)	$(2,997)	$997	$(5,709)	$(22,889)
per share - basic	$(0.02)	$(0.10)	$(0.06)	$(0.87)	$(0.02)	$0.01	$(0.03)	$(0.14)
- diluted	$(0.02)	$(0.10)	$(0.06)	$(0.87)	$(0.02)	$0.01	$(0.03)	$(0.14)
Funds from operations	$24,703	$18,243	$31,991	$54,634	$50,108	$52,041	$40,248	$40,628

The table above highlights the Corporation’s performance for the third quarter of 2012 and also for the preceding seven quarters. Production increased significantly in the second quarter of 2011 as the Phase III expansion at Glacier was completed with production capacity at 100 mmcf/d. The creation of Longview and accompanying capital expenditure program resulted in increased production during the fourth quarter of 2011 and the first quarter of 2012. Production decreased in the second and third quarters of 2012 as a result of numerous facilities outages due to annual turnaround maintenance, facility construction activities, and prolonged spring break-up and other related weather conditions that caused lease access restrictions. This delayed our current Glacier capital program that resumed in September to maintain production at between 90 mmcf/d and 100 mmcf/d through to the end of 2013 utilizing our inventory of drilled wells. Production was also impacted as production from our Lookout Butte property (1,000 boe/d) in southern Alberta was curtailed in June 2012 due to maintenance and a fire that occurred at a third party processing facility. Lookout Butte is anticipated to be brought back on production during the fourth quarter of 2012. Funds from operations have continued to benefit from cost reductions but unfortunately natural gas prices remain weak and pose a continuing challenge to the entire natural gas industry.

Our financial results, including sales and funds from operations, are significantly impacted by commodity prices, particularly natural gas. During 2010 and 2011, natural gas prices were low which decreased our corresponding sales and funds from operations, although increasing production and strengthening crude oil and NGLs prices partially mitigated the impact. However, natural gas, crude oil and NGL prices have declined significantly from the fourth quarter of 2011 resulting in considerably reduced funds from operations. Advantage has continued to recognize net losses primary driven by weak natural gas prices, although we have also continued to achieve cost reductions and lower expenses. Our net loss during the fourth quarter of 2011 was considerable as we recognized an impairment loss of $187.7 million related to two cash generating units that consisted of conventional natural gas focused properties located in Western and Eastern Alberta that had suffered a significant deterioration in value due to the challenging natural gas price environment.

Critical Accounting Estimates

The preparation of financial statements in accordance with IFRS requires Management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Corporation’s financial results and financial condition. There have been no changes to the nature and extent of our judgments and estimates during the nine months ended September 30, 2012. Additional information concerning our judgments and estimates is disclosed in the notes to the audited consolidated financial statements and consolidated MD&A for the year ended December 31, 2011.

Advantage Oil & Gas Ltd. - 24

Accounting Pronouncements not yet Adopted

There have been no changes to accounting pronouncements not yet adopted during the nine months ended September 30, 2012. Additional information concerning accounting pronouncements not yet adopted is disclosed in the notes to the audited consolidated financial statements and consolidated MD&A for the year ended December 31, 2011.

Disclosure Controls and Procedures

Advantage’s Chief Executive Officer and Chief Financial Officer have designed disclosure controls and procedures (“DC&P”), or caused it to be designed under their supervision, to provide reasonable assurance that material information relating to the Corporation is made known to them by others, particularly during the period in which the annual filings are being prepared, and information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. Management of Advantage, including our Chief Executive Officer and Chief Financial Officer, evaluate the effectiveness of the Corporation’s DC&P annually.

Internal Controls over Financial Reporting

Advantage’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal control over financial reporting (“ICFR”). They have designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The control framework Advantage’s officers used to design the Corporation’s ICFR is the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations. Management of Advantage, including our Chief Executive Officer and Chief Financial Officer, evaluate the effectiveness of the Corporation’s ICFR annually.

Advantage’s Chief Executive Officer and Chief Financial Officer are required to disclose any change in the ICFR that occurred during our most recent interim period that has materially affected, or is reasonably likely to materially affect, the Corporation’s ICFR. No material changes in the ICFR were identified during the interim period ended September 30, 2012 that have materially affected, or are reasonably likely to materially affect, our ICFR.

It should be noted that while the Chief Executive Officer and Chief Financial Officer believe that the Corporation’s design of DC&P and ICFR provide a reasonable level of assurance that they are effective, they do not expect that the control system will prevent all errors and fraud. A control system, no matter how well conceived or operated, does not provide absolute, but rather is designed to provide reasonable assurance that the objective of the control system is met. The Corporation’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Corporation’s policies and procedures.

Outlook

Advantage’s business structure has been established in order to fully capitalize on both natural gas and crude oil exploration and development opportunities. Advantage is focused primarily on developing the significant natural gas resource play at Glacier, Alberta while retaining a significant investment in Longview that is focused on crude oil and natural gas liquids production and development.

Advantage

At Glacier, our continued successful drilling results has increased the quality and magnitude of our Montney natural gas resource which is contained in approximately 300 meters in the Upper, Middle and Lower Montney formations. Our high quality asset at Glacier contains significant scope and scale as validated by an independent resource assessment (see our press release dated March 22, 2012) and is underpinned with one of the lowest cost structures in Western Canada which provides Advantage with a significant drilling inventory. Our recent drilling which involved lateral and vertical delineation through the very thick Montney formation across our contiguous land block has added another dimension to Glacier, specifically with the Middle Montney.

Capital activities resumed in September 2012 after delays due to wet conditions. Since spring break-up, we have completed an additional 4 Upper Montney wells and have rig released one of our three planned Middle Montney delineation wells. Initial completion results on our Middle Montney wells are anticipated to be available in early 2013. Additional Middle Montney wells may be drilled in the first half of 2013 depending on results and natural gas prices.

Advantage Oil & Gas Ltd. - 25

Production during the fourth quarter of 2012 will be impacted due to the extended shut-in of our Lookout Butte property as a result of a fire that occurred at the third party facility while maintenance activities were underway. Lookout Butte is anticipated to be brought back on production during the fourth quarter of 2012.

Our capital program for the twelve months ending June 30, 2013 will include delineation drilling in the Middle Montney and the completion of our existing inventory of drilled wells to offset declines and maintain production from Glacier at between 90 mmcf/d and 100 mmcf/d. Based on current production decline analysis, our existing inventory of wells is now expected to maintain production to the end of 2013 compared to our earlier estimate of July 2013.

On August 22, 2012, the Advantage legal entity announced that it would market for sale all of the Corporation's remaining non-core assets, defined as all corporate assets excluding Advantage's core Glacier Montney natural gas asset and its 21.15 million share ownership position in Longview Oil Corp. The non-core assets produced a total of approximately 6,425 boe/d (79% gas and 21% oil and NGL) during the nine months ended September 30, 2012. A financial advisor was retained and the non-core asset disposition process commenced in September 2012. The Board believes that its core Glacier asset is materially undervalued in the context of the Corporation's current market valuation and that disposing of non-core assets will simplify the Corporation leading to a greater appreciation of its core Glacier asset as well as generate proceeds that may be used for debt repayment, special dividends or otherwise deployed to enhance shareholder value as the Board may determine appropriate. Advantage’s Board believes that undertaking the non-core asset disposition process at this time is in the best interests of the Corporation's shareholders. The Corporation further expects to be in a position to engage a financial advisor and initiate a strategic alternatives process by the end of 2012 to consider among other transactions the sale of Glacier subject to completion of the ongoing middle Montney delineation. It is the Corporation’s current intention not to disclose developments with respect to this process until the Board has approved a specific transaction or otherwise determines that disclosure is necessary or appropriate. The Corporation cautions that there are no assurances or guarantees that this process will result in any transactions or, if any transactions are undertaken,  the terms, magnitude of net proceeds, or timing of any such transactions.

Longview

Longview’s funds from operations are sustained by strong crude oil prices and stable production that supports both their capital expenditure program and dividends.

During the third quarter of 2012 Longview experienced a significant improvement in funds from operations as compared to the immediate prior quarter due to an increase in commodity prices and production. However, commodity prices have generally decreased during the current year. Longview’s realized crude oil and NGLs prices have been lower due to wider differentials resulting in lower Canadian realized pricing, which has adversely impacted their sales. During the second quarter of 2012 Longview experienced lower production due to regular maintenance at numerous facilities along with prolonged spring break-up conditions causing road bans and lease access restrictions that delayed regular well maintenance, reactivations and capital expenditures. These conditions extended into the third quarter resulting in a delay of their current capital expenditure program that resumed in September and will contribute to offset declines.

The following table summarizes the operational guidance for Longview for the year ending December 31, 2012:

Average Production	6,200 boe/d

% oil & liquids	76%

Royalty rate	19% to 20%

Operating expenses	$19.00/boe to $20.00/boe

Capital expenditures	$46 million

Longview’s capital expenditure program included analysis of cores that were taken from the Duvernay and Nordegg shale formations on a well that was drilled at Sunset during 2011. The detailed core analysis has confirmed the presence of hydrocarbons and Longview appears to be within the oil window. They are currently evaluating and pursuing various strategic arrangements and opportunities that will allow the continued evaluation of their extensive 127 undeveloped sections of land (100% working interest).

Longview will continue to high grade its inventory of drilling locations and invest in opportunities that they believe provide strong economics during low commodity price cycles. Longview's business strategy is to provide shareholders with attractive long term returns that combine both growth and yield by exploiting their assets in a financially disciplined manner and by acquiring additional long-life oil and gas assets of a similar nature.

Advantage Oil & Gas Ltd. - 26

Additional Information

Additional information relating to Advantage can be found on SEDAR at www.sedar.com and the Corporation’s website at www.advantageog.com. Such other information includes the annual information form, the management information circular, press releases, material change reports, material contracts and agreements, and other financial reports. The annual information form will be of particular interest for current and potential shareholders as it discusses a variety of subject matter including the nature of the business, description of our operations, general and recent business developments, risk factors, reserves data and other oil and gas information.

November 8, 2012

Advantage Oil & Gas Ltd. - 27

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

(thousands of Canadian dollars) (unaudited)	Notes	September 30, 2012	December 31, 2011

ASSETS
Current assets
Trade and other receivables		$29,790	$42,344
Prepaid expenses and deposits		6,970	6,045
Derivative asset	3	725	-
Assets held for sale	4	298,940	-
Total current assets		336,425	48,389

Non-current assets
Exploration and evaluation assets		7,590	7,730
Property, plant and equipment	5	1,616,044	1,877,287
Deferred income tax asset	6	35,333	39,383
Total non-current assets		1,658,967	1,924,400

Total assets		$1,995,392	$1,972,789

LIABILITIES
Current liabilities
Trade and other accrued liabilities		$73,188	$138,119
Derivative liability	3	1,916	2,738
Other liability		169	908
Liabilities associated with assets held for sale	4	146,173	-
Total current liabilities		221,446	141,765

Non-current liabilities
Bank indebtedness	7	267,548	232,684
Convertible debentures		78,300	75,890
Decommissioning liability	8	125,620	253,796
Deferred income tax liability	6	20,572	29,723
Total non-current liabilities		492,040	592,093

Total liabilities		713,486	733,858

SHAREHOLDERS' EQUITY
Share capital	9	2,229,598	2,214,784
Convertible debentures equity component		8,348	8,348
Contributed surplus		81,892	71,762
Deficit		(1,191,988)	(1,163,081)
Total shareholders' equity attributable to Advantage shareholders		1,127,850	1,131,813
Non-controlling interest	10	154,056	107,118
Total shareholders' equity		1,281,906	1,238,931
Total liabilities and shareholders' equity		$1,995,392	$1,972,789

See accompanying Notes to the Interim Consolidated Financial Statements

Advantage Oil & Gas Ltd. - 28

Consolidated Statement of Comprehensive Loss

		Three months ended		Nine months ended
(thousands of Canadian dollars, except for per share amounts) (unaudited)	Notes	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011

Petroleum and natural gas sales		$62,093	$88,757	$194,473	$262,988
Less: royalties		(7,273)	(13,515)	(26,211)	(39,632)
Petroleum and natural gas revenue		54,820	75,242	168,262	223,356

Operating expense		(21,681)	(22,552)	(67,033)	(67,449)
General and administrative expense		(5,887)	(8,938)	(19,690)	(27,361)
Depreciation expense	5	(32,866)	(40,151)	(105,722)	(111,258)
Exploration and evaluation expense		(65)	(129)	(140)	(1,347)
Finance expense		(7,005)	(7,239)	(19,630)	(23,122)
Gains (losses) on derivatives	3	(1,641)	3,152	2,065	4,520
Other income	11	11,674	1,500	12,074	1,731
Income (loss) before taxes and non-controlling interest		(2,651)	885	(29,814)	(930)
Income tax recovery (expense)	6	265	(1,237)	5,101	(787)

Net loss and comprehensive loss before non-controlling interest		(2,386)	(352)	(24,713)	(1,717)
Net income attributable to non-controlling interest		(383)	(2,645)	(4,194)	(5,992)

Net loss and comprehensive loss attributable to Advantage shareholders		$(2,769)	$(2,997)	$(28,907)	$(7,709)

Net loss per share attributable to Advantage shareholders	13
Basic		$(0.02)	$(0.02)	$(0.17)	$(0.05)
Diluted		$(0.02)	$(0.02)	$(0.17)	$(0.05)

See accompanying Notes to the Interim Consolidated Financial Statements

Advantage Oil & Gas Ltd. - 29

Consolidated Statement of Changes in Shareholders' Equity

(thousands of Canadian dollars) (unaudited)	Notes	Share capital	Convertible debentures equity component	Contributed surplus	Deficit	Total shareholders' equity attributable to Advantage shareholders	Non- controlling interest	Total shareholders' equity

Balance, January 1, 2012		$2,214,784	$8,348	$71,762	$(1,163,081)	$1,131,813	$107,118	$1,238,931
Net loss and comprehensive loss		-	-	-	(28,907)	(28,907)	4,194	(24,713)
Share based compensation	9, 12	14,814	-	(9,741)	-	5,073	-	5,073
Change in ownership interest, sale of 8,300,000 shares of Longview	10	-	-	19,871	-	19,871	51,692	71,563
Change in ownership interest, share based compensation		-	-	-	-	-	934	934
Dividends declared by Longview ($0.45 per Longview share)		-	-	-	-	-	(9,882)	(9,882)
Balance, September 30, 2012		$2,229,598	$8,348	$81,892	$(1,191,988)	$1,127,850	$154,056	$1,281,906

Balance, January 1, 2011		$2,199,491	$8,348	$14,783	$(1,010,309)	$1,212,313	$-	$1,212,313
Net loss and comprehensive loss		-	-	-	(7,709)	(7,709)	5,992	(1,717)
Share based compensation	9, 12	12,519	-	(571)	-	11,948	-	11,948
Change in ownership interest, common control transaction		-	-	57,168	-	57,168	106,674	163,842
Change in ownership interest, share based compensation		-	-	-	-	-	575	575
Dividends declared by Longview ($0.25 per Longview share)		-	-	-	-	-	(4,320)	(4,320)
Balance, September 30, 2011		$2,212,010	$8,348	$71,380	$(1,018,018)	$1,273,720	$108,921	$1,382,641

See accompanying Notes to the Interim Consolidated Financial Statements

Advantage Oil & Gas Ltd. - 30

Consolidated Statement of Cash Flows

		Three months ended		Nine months ended
(thousands of Canadian dollars) (unaudited)	Notes	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011

Operating Activities
Income (loss) before taxes and non-controlling interest		$(2,651)	$885	$(29,814)	$(930)
Add (deduct) items not requiring cash:
Share based compensation	12	1,490	3,997	4,797	10,241
Depreciation expense	5	32,866	40,151	105,722	111,258
Exploration and evaluation expense		65	129	140	1,347
Unrealized losses (gains) on derivatives	3	2,163	3,888	(1,547)	14,748
Gain on sale of property, plant and equipment	5, 11	(11,647)	(1,076)	(11,488)	(1,172)
Finance expense		7,005	7,239	19,630	23,122
Expenditures on decommissioning liability	8	(802)	(1,029)	(2,143)	(2,574)
Changes in non-cash working capital	14	3,418	9,841	(22,016)	(17,791)
Cash provided by operating activities		31,907	64,025	63,281	138,249

Financing Activities
Proceeds from Longview financing		-	(53)	-	160,757
Proceeds from sale of shares in Longview		-	-	71,563	-
Increase (decrease) in bank indebtedness	7	(15,621)	(30,222)	35,429	(138,270)
Dividends paid by Longview		(3,853)	(2,593)	(9,465)	(3,455)
Reduction of capital lease obligations		-	-	-	(68)
Interest paid		(5,615)	(4,642)	(14,155)	(15,152)
Cash provided by (used in) financing activities		(25,089)	(37,510)	83,372	3,812

Investing Activities
Expenditures on property, plant and equipment	5, 14	(17,772)	(27,343)	(157,624)	(141,664)
Expenditures on exploration and evaluation assets		-	(157)	-	(1,382)
Property dispositions		10,954	985	10,971	985
Cash used in investing activities		(6,818)	(26,515)	(146,653)	(142,061)
Net change in cash		-	-	-	-
Cash, beginning of period		-	-	-	-
Cash, end of period		$-	$-	$-	$-

See accompanying Notes to the Interim Consolidated Financial Statements

Advantage Oil & Gas Ltd. - 31

Notes to The Interim Consolidated Financial Statements

September 30, 2012 (unaudited)

All tabular amounts are in thousands of Canadian dollars except as otherwise indicated.

1.	Business and structure of Advantage Oil & Gas Ltd.

Advantage Oil & Gas Ltd. and its subsidiaries (together “Advantage” or the “Corporation”) are a growth oriented intermediate oil and natural gas development and production corporation with properties located in Western Canada.

Advantage is domiciled and incorporated in Canada under the Business Corporations Act (Alberta). Advantage’s head office address is 700, 400 – 3rd Avenue SW, Calgary, Alberta, Canada. The Corporation’s primary listing is on the Toronto Stock Exchange and is also traded on the New York Stock Exchange as a Foreign Private Issuer, under the symbol “AAV”.

2.	Basis of preparation

(a)	Statement of compliance

These interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The Corporation has consistently applied the same accounting policies throughout all periods presented as those set out in the audited consolidated financial statements for the year ended December 31, 2011. Certain disclosures included in the notes to the annual consolidated financial statements have been condensed in the following note disclosures or have been disclosed on an annual basis only. Accordingly, these condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2011, which have been prepared in accordance with IFRS as issued by the IASB.

The accounting policies applied in these interim consolidated financial statements are based on IFRS issued and outstanding as of November 8, 2012, the date the Board of Directors approved the statements.

(b)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except as detailed in the Corporation’s accounting policies in the audited consolidated financial statements for the year ended December 31, 2011.

The methods used to measure fair values of derivative instruments are discussed in the audited consolidated financial statements for the year ended December 31, 2011.

(c)	Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

(d)	Basis of consolidation

These consolidated financial statements include the accounts of the Corporation and all subsidiaries over which it has control, including Longview Oil Corp. (“Longview”), a public Canadian corporation of which Advantage owns 45.2% at September 30, 2012, and the remaining ownership is disclosed as non-controlling interest. All inter-corporate balances, income and expenses resulting from inter-corporate transactions are eliminated.

Advantage Oil & Gas Ltd. - 32

3.	Financial risk management

(a)	Price and currency risk

As at September 30, 2012, the Corporation had the following derivatives in place:

Description of Derivative	Term	Volume	Average Price

Natural gas – AECO
Collar	May 2012 to December 2012	37,912 mcf/d	Bought put Cdn $1.85/mcf
Sold call Cdn $2.70/mcf
Collar	July 2012 to December 2012	28,434 mcf/d	Bought put Cdn $1.85/mcf Sold call Cdn $2.71/mcf
Crude oil - WTI
Fixed price	January 2012 to December 2012	1,000 bbls/d	Cdn $97.10/bbl
Collar	January 2012 to December 2012	1,000 bbls/d	Bought put Cdn $90.00/bbl
Sold call Cdn $102.25/bbl
Electricity – Alberta Pool Price
Fixed price	January 2012 to December 2012	0.9 MW	Cdn $77.88/MWh

For the nine months ended September 30, 2012, $2.1 million was recognized in net loss as a derivative gain (September 30, 2011 - $4.5 million derivative gain). The table below summarizes the realized and unrealized gains (losses) on derivatives.

	Three months ended		Nine months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Realized gains on derivatives	$522	$7,040	$518	$19,268
Unrealized gains (losses) on derivatives	(2,163)	(3,888)	1,547	(14,748)
Total gains (losses) on derivatives	$(1,641)	$3,152	$2,065	$4,520

The fair value of the commodity risk management derivatives have been allocated to current assets and liabilities on the basis of expected timing of cash settlement.

Advantage Oil & Gas Ltd. - 33

3.	Financial risk management (continued)

(b)	Capital management

Advantage’s capital structure as at September 30, 2012 and December 31, 2011 is as follows:

	September 30, 2012	December 31, 2011
Bank indebtedness (non-current) (note 7)	$269,332	$233,903
Working capital deficit (1)	36,597	90,638
Net debt	305,929	324,541
Convertible debentures maturity value (non-current)	86,250	86,250
Total debt	$392,179	$410,791
Shares outstanding (note 9)	168,382,838	166,304,040
Share closing market price ($/share)	3.68	4.24
Market capitalization (2)	619,649	705,129
Total capitalization	$1,011,828	$1,115,920

(1) Working capital deficit is a non-GAAP measure that includes trade and other receivables, prepaid expenses and deposits, trade and other accrued liabilities, and the other liability.

(2) Market capitalization is a non-GAAP measure calculated by multiplying shares outstanding by the closing market share price on the applicable date.

4.	Assets held for sale

On August 22, 2012, Advantage announced its intention to dispose of all non-core assets, defined as all corporate assets excluding Advantage’s Glacier Montney natural gas asset and its 21.15 million share ownership position in Longview Oil Corp. Assets will be disposed of by ordinary sale within the next year. The Corporation cautions that there are no assurances or guarantees that this process will result in any transactions or, if any transactions are undertaken, the terms, magnitude of net proceeds, or timing of any such transactions.

The following table provides detail of the assets and liabilities classified as held for sale as at September 30, 2012:

Property, plant and equipment - cost (note 5)	$590,625
Property, plant and equipment - accumulated depreciation and impairment losses (note 5)	(291,685)
Assets held for sale	$298,940

Decommissioning liability (note 8)	$146,173
Liabilities associated with assets held for sale	$146,173

As required under IFRS 5 non-current assets held for sale and discontinued operations, Advantage ceased recognizing depreciation on the property, plant and equipment held for sale. The same standard requires that property, plant and equipment be reflected at the lesser of fair value less costs to sell and their carrying amount. No impairment loss has been recognized in the consolidated statement of comprehensive loss as a result of this requirement.

Advantage Oil & Gas Ltd. - 34

5.	Property, plant and equipment

	Oil & gas	Furniture and
Cost	properties	equipment	Total
Balance at January 1, 2011	$2,018,949	$4,024	$2,022,973
Additions	253,731	443	254,174
Change in decommissioning liability (note 8)	79,660	-	79,660
Disposals	(184)	-	(184)
Transferred from exploration and evaluation assets	483	-	483
Balance at December 31, 2011	$2,352,639	$4,467	$2,357,106
Additions	126,677	772	127,449
Change in decommissioning liability (note 8)	16,002	-	16,002
Disposals	(562)	-	(562)
Transfer to assets held for sale (note 4)	(590,625)	-	(590,625)
Balance at September 30, 2012	$1,904,131	$5,239	$1,909,370

	Oil & gas	Furniture and
Accumulated depreciation and impairment losses	properties	equipment	Total
Balance at January 1, 2011	$137,979	$1,232	$139,211
Depreciation	152,279	648	152,927
Impairment of oil and gas properties	187,684	-	187,684
Disposals	(3)	-	(3)
Balance at December 31, 2011	$477,939	$1,880	$479,819
Depreciation	105,218	504	105,722
Disposals	(530)	-	(530)
Transfer to assets held for sale (note 4)	(291,685)	-	(291,685)
Balance at September 30, 2012	$290,942	$2,384	$293,326

	Oil & gas	Furniture and
Net book value	properties	equipment	Total
At December 31, 2011	$1,874,700	$2,587	$1,877,287
At September 30, 2012	$1,613,189	$2,855	$1,616,044

During the nine months ended September 30, 2012, Advantage capitalized general and administrative expenditures directly related to development activities of $4.6 million (September 30, 2011 - $5.8 million).

6.	Income taxes

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year.

Advantage Oil & Gas Ltd. - 35

7.	Bank indebtedness

	September 30, 2012	December 31, 2011
Revolving credit facility	$269,332	$233,903
Discount on Bankers Acceptances and other fees	(1,784)	(1,219)
Balance, end of period	$267,548	$232,684

The Corporation has credit facilities (the "Credit Facilities") of $500 million, comprised of $300 million held by Advantage and $200 million held by Longview. The Credit Facilities are comprised of $40 million extendible revolving operating loan facilities from one financial institution and $460 million of extendible revolving loan facilities from a syndicate of financial institutions. Amounts borrowed under the Credit Facilities bear interest at a floating rate based on the applicable Canadian prime rate, US base rate, LIBOR rate or bankers' acceptance rate plus between 1.00% and 3.50% depending on the type of borrowing and the Corporations’ debt to cash flow ratio. The Credit Facilities are each collateralized by a $1 billion floating charge demand debenture covering all assets. The amounts available to the Corporation from time to time under the Credit Facilities are based upon the borrowing base determined semi-annually by the lenders. The revolving period for the Credit Facilities will end in June 2013 unless extended at the option of the syndicate for a further 364 day period. If the Credit Facilities are not extended, they will convert to non-revolving term facilities due 365 days after the last day of the revolving period. The Credit Facilities prohibit the Corporation from entering into any derivative contract where the term of such contract exceeds three years. Further, the aggregate of such contracts cannot hedge greater than 60% of total estimated petroleum and natural gas production over two years and 50% over the third year, in each respective legal entity. The Credit Facilities contain standard commercial covenants for credit facilities of this nature. The only financial covenant is a requirement for each entity to maintain a minimum cash flow to interest expense ratio of 3.5:1, determined on a rolling four-quarter basis. These covenants were met at September 30, 2012 and December 31, 2011. Breach of any covenant will result in an event of default in which case the Corporation has 20 days to remedy such default. If the default is not remedied or waived, and if required by the lenders, the administrative agent of the lenders has the option to declare all obligations under the credit facilities to be immediately due and payable without further demand, presentation, protest, days of grace, or notice of any kind. Interest payments under the debentures are subordinated to the repayment of any amounts owing under the Credit Facilities and are not permitted if the Corporation is in default of such Credit Facilities or if the amount of outstanding indebtedness under such facilities exceeds the then existing current borrowing base. For the nine months ended September 30, 2012, the average effective interest rate on the outstanding amounts under the facilities was approximately 4.9% (September 30, 2011 – 5.5%). Advantage also has no letters of credit issued and outstanding at September 30, 2012 (December 31, 2011 – $8.8 million).

Advantage Oil & Gas Ltd. - 36

8.	Decommissioning liability

The Corporation’s decommissioning liability results from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities, all of which will require future costs of decommissioning under environmental legislation. These costs are expected to be incurred between 2012 and 2072. A risk-free rate of 2.33% (December 31, 2011 – 2.50%) and an inflation factor of 2% were used to calculate the fair value of the decommissioning liability. A reconciliation of the decommissioning liability is provided below:

	Nine months ended	Year ended
	September 30, 2012	December 31, 2011
Balance, beginning of period	$253,796	$172,130
Accretion expense	4,687	5,748
Liabilities incurred	2,864	4,714
Change in estimates	(4,776)	(3,699)
Effect of change in risk-free rate	17,914	78,645
Property acquisitions and dispositions	(549)	(407)
Liabilities settled	(2,143)	(3,335)
	271,793	253,796
Transfer to assets held for sale (note 4)	(146,173)	-
Balance, end of period	$125,620	$253,796

9.	Share capital

(a)	Authorized

The Corporation is authorized to issue an unlimited number of shares without nominal or par value.

(b)	Issued

	Common Shares	Amount
Balance at January 1, 2011	164,092,009	$2,199,491
Share based compensation (note 12)	2,212,031	15,293
Balance at December 31, 2011	166,304,040	$2,214,784
Share based compensation (note 12)	2,078,798	14,814
Balance at September 30, 2012	168,382,838	$2,229,598

10.	Non-controlling interest

On May 22, 2012, Advantage sold 8,300,000 common shares of Longview to a syndicate of underwriters, for net proceeds of $71.6 million. As a result, Advantage now owns 21,150,010 common shares of Longview, representing an interest of approximately 45.2% in Longview. As Advantage holds the single largest ownership interest of Longview, and other ownership interests are comparatively dispersed, Advantage is considered to control Longview. The sale of Longview shares is a transaction with non-controlling interests that did not result in a loss of control. Accordingly, non-controlling interest has been increased by $51.7 million, the adjustment between the carrying amounts of the controlling and non-controlling interests to reflect the changes in their relative interests in Longview. The difference of $19.9 million between the net proceeds and the adjustment has been credited to shareholders’ equity attributable to Advantage shareholders through contributed surplus.

11.	Other income

	Three months ended		Nine months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Gain on sale of property, plant and equipment	$11,647	$1,076	$11,488	$1,172
Miscellaneous income	27	424	586	559
Total other income	$11,674	$1,500	$12,074	$1,731

Advantage Oil & Gas Ltd. - 37

12.	Share based compensation

The following table summarizes information about changes in restricted shares outstanding at September 30, 2012:

Restricted Shares
Balance at January 1, 2011	2,925,868
Granted	1,443,956
Vested (note 9)	(2,212,031)
Forfeited	(40,083)
Balance at December 31, 2011	2,117,710
Granted	-
Vested (note 9)	(2,078,798)
Forfeited	(38,912)
Balance at September 30, 2012	-

During the third quarter of 2012, Advantage’s restricted share performance incentive plan expired and no new Advantage restricted shares were granted during 2012. For the nine months ended September 30, 2012, Advantage issued 2,078,798 common shares to service providers in exchange for vested restricted shares. On September 13, 2012, shareholders of Advantage approved a new stock option plan, to provide for long term equity based compensation for service providers. On October 1, 2012, the Board of Directors approved a grant of 15,996,366 stock options to service providers under the stock option plan.

During the nine months ended September 30, 2012, the Corporation recognized share based compensation of $6.0 million (nine months ended September 30, 2011 - $12.5 million), of which $1.2 million (September 30, 2011 - $2.3 million) was capitalized to property, plant and equipment, and $4.8 million (September 30, 2011 - $10.2 million) was recorded as an expense in the Statement of Loss and Comprehensive Loss.

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13.	Net loss per share attributable to Advantage shareholders

The calculations of basic and diluted net loss per share are derived from both net loss attributable to Advantage common shareholders and weighted average shares outstanding, calculated as follows:

	Three months ended		Nine months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Net loss attributable to Advantage shareholders
Basic and diluted	$(2,769)	$(2,997)	$(28,907)	$(7,709)
Weighted average shares outstanding
Basic and diluted	168,011,019	165,647,020	167,215,769	165,074,955

The calculation of diluted net loss per share for the three and nine months ended September 30, 2012 and 2011 excludes convertible debentures, as their impact would be anti-dilutive. Total weighted average shares issuable in exchange for the series of convertible debentures excluded from the diluted net loss per share calculation for the three and nine months ended September 30, 2012 was 10,029,070 for both periods (three and nine months ended September 30, 2011 – 13,019,819 shares for both periods). As at September 30, 2012, the total convertible debentures outstanding were convertible to 10,029,070 shares (September 30, 2011 – 13,019,819 shares).

Restricted shares have been excluded from the calculation of diluted net loss per share for the three and nine months ended September 30, 2012 and 2011, as the impact would have been anti-dilutive. There were no restricted shares outstanding at September 30, 2012. Total weighted average shares issuable in exchange for the restricted shares and excluded from the diluted net loss per share calculation for the three and nine months ended September 30, 2011 were 1,305,154 and 1,451,231 shares, respectively.

14.	Supplemented cash flow information

Changes in non-cash working capital is comprised of:

	Nine months ended
	September 30, 2012	September 30, 2011
Source (use) of cash:
Trade and other receivables	$12,554	$7,885
Prepaid expenses and deposits	(925)	(964)
Trade and other accrued liabilities	(64,931)	(13,534)
	$(53,302)	$(6,613)

Related to operating activities	$(22,016)	$(17,791)
Related to financing activities	98	2,145
Related to investing activities	(31,384)	9,033
	$(53,302)	$(6,613)

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15.	Related party transactions

Transactions between Advantage and Longview

At September 30, 2012, amounts due from Longview totaled $1.2 million (December 31, 2011 - $1.7 million). Advantage charged Longview $3.9 million during the nine months ended September 30, 2012 under the Technical Services Agreement (the “TSA”) (September 30, 2011 - $2.3 million). Dividends declared and payable from Longview to Advantage during the nine months ended September 30, 2012 totaled $11.2 million (September 30, 2011 - $7.4 million). All amounts due to and from Longview are non-interest bearing in nature, are settled monthly and were incurred within the normal course of business. All inter-corporate balances, income and expenses resulting from inter-corporate transactions are eliminated.

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Directors	Legal Counsel

Stephen E. Balog (1)(2)(3)	Burnet, Duckworth and Palmer LLP
Kelly I. Drader
Paul G. Haggis(1)	Transfer Agent
Andy J. Mah
Ronald A. McIntosh (1)(2)(3)	Computershare Trust Company of Canada
Sheila H. O’Brien (2)(3)
Steven Sharpe	Abbreviations

(1) Member of Audit Committee	bbls	- barrels
(2) Member of Reserve Evaluation Committee	bbls/d	- barrels per day
(3) Member of Human Resources, Compensation & Corporate Governance Committee	boe	- barrels of oil equivalent (6 mcf = 1 bbl)
	boe/d	- barrels of oil equivalent per day
Officers	mcf	- thousand cubic feet
	mcf/d	- thousand cubic feet per day
Andy J. Mah, President and CEO	mmcf	- million cubic feet
Kelly I. Drader, CFO	mmcf/d	- million cubic feet per day
Patrick J. Cairns, Senior Vice President	bcf	- billion cubic feet
Craig Blackwood, Vice President, Finance	tcf	- trillion cubic feet
Neil Bokenfohr, Vice President, Exploitation	gj	- gigajoules
	NGLs	- natural gas liquids
Corporate Secretary	WTI	- West Texas Intermediate

Jay P. Reid, Partner	Corporate Office
Burnet, Duckworth and Palmer LLP
700, 400 – 3 Avenue SW
Auditors	Calgary, Alberta T2P 4H2
(403) 718-8000
PricewaterhouseCoopers LLP
Contact Us
Bankers
Toll free: 1-866-393-0393
The Bank of Nova Scotia	Email: ir@advantageog.com
National Bank of Canada	Visit our website at www.advantageog.com
Royal Bank of Canada
Canadian Imperial Bank of Commerce	Toronto Stock Exchange Trading Symbols
Union Bank, Canada Branch
Alberta Treasury Branches	Shares: AAV
Wells Fargo Bank N.A., London Branch	5.00% Convertible Debentures: AAV.DBH

Independent Reserve Evaluators	New York Stock Exchange Trading Symbol

Sproule Associates Limited	Shares: AAV

Advantage Oil & Gas Ltd. - 41